Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

TELEFLEX INCORPORATED,

TELEFLEX UROLOGY LIMITED,

NAPLES MERGER SUB INC.,

NEOTRACT, INC.

and

Shareholder Representative Services LLC, as the Stockholder Representative

Dated as of September 4, 2017

i

Exhibit A – Certificate of Incorporation of the Surviving Corporation

Exhibit B – Bylaws of the Surviving Corporation

Exhibit C – Form of Escrow Agreement

Exhibit D – Form of Paying Agent Agreement

Exhibit E – Net Working Capital Calculation

Exhibit F – Form of Warrant Termination Agreement

Exhibit G – Milestone Retention Plan

INDEX OF DEFINED TERMS

(OTHER THAN TERMS DEFINED IN SECTION 9.15)

2017 Net Sales	Section 2.6(b)(i)
2018 Initial Milestone Payment	Section 2.6(a)(i)
2018 Initial Milestone Per Share Payment	Section 2.6(a)(iii)
2018 Net Sales	Section 2.6(b)(i)
2019 Net Sales	Section 2.6(c)(i)
2020 Net Sales	Section 2.6(d)(i)
280G Shareholder Approval	Section 5.8
510(k)s	Section 3.17
Aggregate Offset Amount	Section 8.4(c)
Aggregate Option Exercise Amount	Section 2.2(d)
Agreement	Preamble
Appraisal Shares	Section 2.8
Arbitrator	Section 2.5(c)
Audited Financial Statements	Section 3.5(a)
Base Purchase Price	Section 2.2(d)
Buyer	Preamble
Buyer Indemnified Party	Section 8.2(a)
Buyer’s Statement	Section 2.5(a)
Cancelled Shares	Section 2.2(a)(v)
Capital Expenditure Budget	Section 5.1(i)
Certificate of Merger	Section 1.3
Closing	Section 1.2
Closing Date	Section 1.2
Closing Date Aggregate Option Payment Amount	Section 2.2(d)
Closing Merger Consideration Per Share Payment	Section 2.2(d)
Company	Preamble
Company 401(k) Plans	Section 5.7(d)
Company Capital Stock	Section 3.2(a)
Company Common Stock	Section 3.2(a)
Company Disclosure Letter	Article III Preamble
Company Indemnified Party	Section 5.6(a)
Company Preferred Stock	Section 3.2(a)
Continuing Employees	Section 5.7(a)
Conversion Election	Section 2.2(d)
Debt Financing	Section 5.12(a)
DGCL	Section 1.1
Effective Time	Section 1.3
Environmental Laws	Section 3.14
Escrow Agent	Section 2.1(c)
Estimated Cash	Section 2.4(a)
Estimated Closing Statement	Section 2.4(a)
Estimated Indebtedness	Section 2.4(a)

Estimated Net Working Capital	Section 2.4(a)
Estimated Purchase Price	Section 2.2(d)
Estimated Transaction Expenses	Section 2.4(a)
FDA	Section 3.17
FDA Permits	Section 3.17
Final Purchase Price	Section 2.2(d)
Financial Statements	Section 3.5(a)
Fully Diluted Share Number	Section 2.2(d)
Indemnified Party	Section 8.3(a)
Indemnifying Party	Section 8.3(b)
Indemnity Escrow Funds	Section 2.1(c)
Indemnity Escrow Release Per Share Payment	Section 2.2(d)
Leases	Section 3.15(a)
Liquidation Preference	Section 2.2(d)
Material Contracts	Section 3.9(b)
Merger	Recitals
Merger Sub	Preamble
Milestone 1 Payment	Section 2.6(b)(i)
Milestone 1 Per Share Payment	Section 2.6(b)(iii)
Milestone 2 Payment	Section 2.6(c)(i)
Milestone 2 Per Share Payment	Section 2.6(c)(iii)
Milestone 3 Payment	Section 2.6(d)(i)
Milestone 3 Per Share Payment	Section 2.6(e)(iii)
Milestone Delay Payment	Section 2.6(e)(i)
Milestone Delay Per Share Payment	Section 2.6(e)(iv)
Milestone Objection Statement	Section 2.6(f)(iii)
Milestone Statement	Section 2.6(e)(i)
Notice of Claim	Section 8.3(a)
Objection Statement	Section 2.5(c)
Offset Claims	Section 8.4(c)
Offset Claims Per Share Payment	Section 8.4(c)
Offset Claims Resolution Amount	Section 8.4(c)
Outside Date	Section 7.1(b)(i)
Parent	Preamble
Parent Disclosure Letter	Article IV
Party or Parties	Preamble
Paying Agent	Section 2.7(a)
Paying Agent Agreement	Section 2.7(a)

Payment Fund	Section 2.7(a)
PMA’s	Section 3.17
Potential 280G Benefits	Section 5.8
Pre-Closing Tax Period	Section 8.2(a)(iii)
Purchase Price Adjustment Escrow Funds	Section 2.1(c)
Purchase Price Escrow Release Per Share Payment	Section 2.2(d)
Purchase Price Increase Per Share Payment	Section 2.2(d)
Section 262	Section 2.8
Seller Indemnified Party	Section 8.2(d)
Series A Preferred Stock	Section 3.2(a)
Series A Warrants	Section 3.2(b)
Series B Preferred Stock	Section 3.2(a)
Series C Preferred Stock	Section 3.2(a)
Series C Warrants	Section 3.2(b)

Series D Preferred Stock	Section 3.2(a)
Specified Representations	Section 8.1(a)
Stockholder Representative	Section 9.12(a)
Stockholder Representative Expense Funds	Section 2.1(d)
Stockholder Representative Unused Funds Per Share Payment	Section 2.2(d)
Straddle Period	Section 8.2(a)(iii)
Surviving Corporation	Section 1.1
Surviving Corporation Shares	Section 2.2(c)
Tax Claim	Section 5.13(d)
Unaudited Financial Statements	Section 3.5(a)
Unresolved Claims	Section 8.4(b)
Waived Benefits	Section 5.8

v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of September 4, 2017 (this “Agreement”), is made and entered into by and among Teleflex Incorporated, a Delaware corporation (“Parent”), Teleflex Urology Limited, a private limited company incorporated under the laws of Ireland (the “Buyer”), Naples Merger Sub Inc., a Delaware corporation and an indirect wholly-owned Subsidiary of Parent and a direct wholly-owned Subsidiary of Buyer (“Merger Sub”), NeoTract, Inc., a Delaware corporation (the “Company”) and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the Stockholder Representative. Parent, Buyer, Merger Sub and the Company are referred to individually as a “Party” and collectively as the “Parties.”

Recitals

WHEREAS, Buyer, an indirect wholly-owned subsidiary of Parent and the sole shareholder of Merger Sub, has agreed to acquire all of the Company’s issued and outstanding capital stock and, for the purposes of effecting such acquisition, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation and a wholly-owned Subsidiary of Parent (the “Merger”);

WHEREAS, the Boards of Directors of Parent, Buyer, Merger Sub and the Company have each determined it is advisable to engage in the transactions contemplated hereby;

WHEREAS, David Amerson has entered into an employment agreement with the Company, which agreement shall be effective as of the Closing;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE CLOSING

Section 1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, and in exchange for the agreed payments set forth in Article II payable by Buyer, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub will cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Surviving Corporation shall become a wholly-owned Subsidiary of Buyer.

Section 1.2. Closing.

(a) The closing of the Merger (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, at 9:00 a.m., New York City time, no later than the second Business Day following the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction of such conditions or waiver of those conditions), or at such other place, time and date as may be agreed to by Parent and the Company (such date, the “Satisfaction Date”). The date on which the Closing occurs is referred to herein as the “Closing Date.”

(b) Notwithstanding Section 1.2(a) and any other provision of this Agreement to the contrary, if the Satisfaction Date occurs prior to October 2, 2017, Parent may elect in its sole discretion (no more than a single time), by written notice to the Company (the “Deferral Notice”), to defer the Closing to October 2, 2017. In the event of the delivery of a Deferral Notice, (i) the conditions set forth in in Section 6.1 and Section 6.2 shall be deemed to be fully satisfied from and after the Satisfaction Date through and including the Closing (if such conditions were satisfied at the Satisfaction Date), without regard to any change in circumstances or other events that may occur after the Satisfaction Date, and Parent shall be deemed to have irrevocably waived as of the Satisfaction Date all rights to assert the failure of such conditions to be satisfied, (ii) Parent shall be deemed to have irrevocably waived as of the Satisfaction Date any right to terminate this Agreement pursuant to ARTICLE VII, and (iii) the Satisfaction Date shall be deemed the Closing Date for purposes of calculating Estimated Net Working Capital, Estimated Cash, and Estimated Indebtedness within the calculation of Estimated Purchase Price and Cash, Indebtedness and Net Working Capital within the calculation Final Purchase Price, and (iv) the Satisfaction Date shall be deemed the Closing Date for all purposes under Section 5.13 and ARTICLE VIII.

(c) Notwithstanding the foregoing, if a Deferral Notice is delivered, from and after the Satisfaction Date, the Company shall not declare, set aside, make or pay any dividend or other distribution, with respect to any of Company Capital Stock or other shares of capital stock or equity interests (except for any dividend or distribution by a wholly-owned Company Subsidiary to the Company or another wholly-owned Company Subsidiary). Any breach by the Company of this Section 1.2(c) shall be exempt from the waivers by Parent contemplated by Section 1.2(b).

Section 1.3. Effective Time. On the Closing Date, the Company shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time on the Closing Date as Parent, Buyer and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

Section 1.4. Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of the Company and Merger Sub, all as provided under the DGCL.

Section 1.5. Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) The certificate of incorporation of the Company, as in effect as of immediately prior to the Effective Time, shall be amended and restated as of the Effective Time so as to read in its entirety as set forth in Exhibit A, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and applicable Law.

(b) The bylaws of the Company, as in effect as of immediately prior to the Effective Time, shall be amended and restated as of the Effective Time so as to read in its entirety as set forth in Exhibit B, and as so amended and restated shall be the bylaws of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and applicable Law.

Section 1.6. Directors and Officers of the Surviving Corporation.

(a) The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b) The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE II

CONSIDERATION

Section 2.1. Closing Payments. At the Closing and immediately prior to the Effective Time, Buyer shall (and Parent shall cause Buyer to):

(a) deposit with the Paying Agent, by wire transfer of immediately available funds, an amount equal to the aggregate Closing Merger Consideration Per Share Payment and consideration to holders of Company Warrants to be paid, with respect to all shares of Company Capital Stock and Company Warrants, to the holders of Company Capital Stock and Company Warrants, for payment by the Paying Agent to the holders thereof in accordance with Section 2.7;

(b) deposit with the Company, by wire transfer of immediately available funds, an amount, for the benefit of the holders of Company Options, equal to the Closing Date Aggregate Option Payment Amount, for payment to the holders thereof through the Company’s payroll (or by check for any holder who is not a current employee of the Company) in accordance with Section 2.3;

(c) deposit with SunTrust Bank(the “Escrow Agent”), by wire transfer of immediately available funds, $36,250,000 (to be held in a separate account and together with all interest accrued thereon, the “Indemnity Escrow Funds”) and $2,000,000 (to be held in a separate account and together with all interest accrued thereon, the “Purchase Price Adjustment Escrow Funds”), with the Indemnity Escrow Funds and Purchase Price Adjustment Escrow Funds to be held and released in accordance with the terms of this Agreement and the Escrow Agreement;

(d) pay, to the Stockholder Representative, by wire transfer of immediately available funds, $1,000,000 (the “Stockholder Representative Expense Funds”), to be held and used by the Stockholder Representative for its costs and expenses incurred in connection with its services as the Stockholder Representative under this Agreement, with any funds remaining following the end of such service to be released in accordance with the terms of this Agreement;

(e) pay, on behalf of the Company, by wire transfer of immediately available funds, all amounts owing as of the Closing Date under (or otherwise required in connection with the termination of) the Credit Facilities, as contained in the applicable payoff letters provided at least two Business Days prior to the Closing Date; and

(f) pay, on behalf of the Company, by wire transfer of immediately available funds, the Transaction Expenses to the Persons and in the amounts as directed by the Company by written instruction provided to Buyer at least two Business Days prior to the Closing Date.

Section 2.2. Effect on Capital Stock of the Company.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Buyer, Merger Sub, the Company or any holder of any shares of Company Capital Stock, and subject to Section 2.8:

(i) each issued and outstanding share of Company Common Stock (other than the Cancelled Shares) shall be converted into the right to receive: (A) an amount in cash, without interest, equal to the Closing Merger Consideration Per Share Payment; (B) at such time as the Final Purchase Price is determined in accordance with Section 2.5, an amount in cash, without interest, equal to any Purchase Price Increase Per Share Payment and/or Purchase Price Escrow Release Per Share Payment; (C) to the extent set forth in Section 2.6, any 2018 Initial Milestone Per Share Payment, Milestone 1 Per Share Payment, Milestone 2 Per Share Payment, Milestone 3 Per Share Payment and/or Milestone Delay Per Share Payment; (D) to the extent set forth in Section 8.4, an amount in cash, without interest, equal to any Indemnity Escrow Release Per Share Payment; and (E) to the extent as set forth in Section 9.12, an amount in cash, without interest, equal to the Stockholder Representative Unused Funds Per Share Payment;

(ii) each issued and outstanding share of Company Preferred Stock for which a Conversion Election has been made prior to the Effective Time shall be converted into the right to receive the same cash, without interest, that a share of Company Common Stock is entitled to receive pursuant to Section 2.2(a)(i);

(iii) each issued and outstanding share of Company Preferred Stock (other than any share of Series C Preferred Stock) for which a Conversion Election has not been made prior to the Effective Time shall be converted into the right to receive the applicable Liquidation Preference for such share of Company Preferred Stock;

(iv) each issued and outstanding share of Series C Preferred Stock for which a Conversion Election has not been made prior to the Effective Time shall be converted into the right to receive its Liquidation Preference plus the same cash, without interest, that a share of Company Common Stock is entitled to receive pursuant to Section 2.2(a)(i); provided that in no event shall such share of Series C Preferred Stock be entitled to receive in excess of $4.41 per share (the “Series C Aggregate Cap”);

(v) any shares of Company Common Stock owned by the Company (including shares held as treasury stock or otherwise), Parent, Buyer, or Merger Sub immediately prior to the Effective Time shall be automatically cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor (the “Cancelled Shares”).

(b) At the Effective Time, all shares of Company Capital Stock shall automatically be cancelled and shall cease to exist, and each holder of shares of Company Capital Stock shall, in each case, cease to have any rights with respect thereto, except the right to receive the payments set forth in this Article II, subject to compliance with the procedures set forth in this Article II.

(c) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be cancelled. Upon the occurrence of the Effective Time, in consideration for the covenants and agreements contained herein, the Surviving Corporation shall issue 100 validly issued, fully paid and non-assessable shares of common stock, par value $0.01 per share, which shall be issued to, and be acquired by, Buyer (the “Surviving Corporation Shares”). For the avoidance of any doubt, the consideration payable to the former holders of Company Capital Stock by the Buyer as set forth in this Article II (including any of the Milestone Payments) will be fully applied to effect the acquisition of all of the Company Capital Stock and no such consideration shall be deemed to have been used to acquire or subscribe for the Surviving Corporation Shares. The Surviving Corporation Shares issued in accordance with the foregoing shall be validly issued as fully paid and non-assessable shares of common stock of the Surviving Corporation without any additional consideration or subscription being made by the Buyer in respect thereof.

(d) For purposes of this Agreement:

“Aggregate Option Exercise Amount” shall mean the aggregate exercise price of all Company Options that are outstanding immediately prior to the Effective Time.

“Aggregate Warrant Exercise Amount” shall mean the aggregate exercise price of all Company Warrants that are outstanding immediately prior to the Effective Time, including any Company Warrants subject to a Warrant Termination Agreement or that are exercised or deemed to be exercised in connection with the Merger pursuant to Section 2.3(b), but excluding any Company Warrants to be terminated without consideration pursuant to Section 2.3(b)(iii).

“Closing Date Aggregate Option Payment Amount” means the aggregate amount payable as of the Effective Time to the holders of Company Options pursuant to Section 2.3(a)(1).

“Closing Date Aggregate Liquidation Preference Payment Amount” shall mean the aggregate Liquidation Preference payable as of the Effective Time to the holders of Company Preferred Stock who have not made a Conversion Election.

“Closing Merger Consideration Per Share Payment” means an amount equal to the quotient of (A) (i) the Estimated Purchase Price plus (ii) the Aggregate Option Exercise Amount, plus (iii) the Aggregate Warrant Exercise Amount, minus (iv) the Closing Date Aggregate Liquidation Preference Payment Amount, minus (v) the Indemnity Escrow Funds, minus (vi) the Purchase Price Adjustment Escrow Funds, minus (vii) the Stockholder Representative Expense Funds divided by (B) the then-applicable Fully Diluted Share Number.

“Conversion Election” means (i) any election to convert any shares of Company Preferred Stock into shares of Company Common Stock conditioned upon the Closing pursuant to the Amended and Restated Certificate of Incorporation of the Company in accordance with Section 4 of Article IV thereof, including any “Automatic Conversion” as defined therein and (ii) any conversion effected pursuant to the Charter Amendment.

“Estimated Purchase Price” means an amount equal to (i) $725,000,000 (the “Base Purchase Price”) plus (ii) the amount, if any, by which the Estimated Net Working Capital exceeds the highest number in the Target Working Capital Range, minus (iii) the amount, if any, by which the Estimated Net Working Capital is less than the lowest number in the Target Working Capital Range, plus (iv) the amount of Estimated Cash, minus (v) the amount of Estimated Indebtedness, minus (vi) the amount of Estimated Transaction Expenses. For purposes of this definition, if the Estimated Net Working Capital is within the Target Working Capital Range, no adjustments shall be made pursuant to clauses (ii) and (iii).

“Final Purchase Price” means an amount equal to (i) the Base Purchase Price, plus (ii) the amount, if any, by which the Net Working Capital, as of 11:59 p.m., New York time, on the day immediately prior to the Closing Date, as finally determined pursuant to Section 2.5, exceeds the highest number in the Target Working Capital Range, minus (iii) the amount, if any, by which the Net Working Capital, as of 11:59 p.m., New York time, on the day immediately prior to the Closing Date, as finally determined pursuant to Section 2.5, is less than the lowest number in the Target Working Capital Range, plus (iv) the amount of Cash of the Company and the Company Subsidiaries, as of 11:59 p.m., New York time, on the day immediately prior to the Closing Date, as finally determined pursuant to Section 2.5, minus (v) the amount of

Indebtedness of the Company and the Company Subsidiaries, as of immediately prior to the Closing, as finally determined pursuant to Section 2.5, minus (vi) the amount of unpaid Transaction Expenses, as of immediately prior to the Closing, as finally determined pursuant to Section 2.5. For purposes of this definition, if the Net Working Capital is within the Target Working Capital Range, no adjustments shall be made pursuant to clauses (ii) and (iii).

“Fully Diluted Share Number” means a number equal to (without duplication) the aggregate number of shares of Company Common Stock (other than any treasury shares) that are: (a) issued and outstanding immediately prior to the Effective Time; (b) issuable upon full exercise of all Company Options that are outstanding immediately prior to the Effective Time; (c) issuable upon full conversion of all Company Preferred Stock that is outstanding immediately prior to the Effective Time (provided, that (x) any Company Preferred Stock (other than Series C Preferred Stock) which has not made a Conversion Election shall be excluded from the calculation of the Fully Diluted Share Number, and (y) any Series C Preferred Stock which has not made a Conversion Election shall be excluded from the calculation of the Fully Diluted Share Number from and after such time as such share of Series C Preferred Stock has received its Series C Aggregate Cap) and (d) issuable upon full exercise and conversion (including any net exercise) of all Series A Warrants and Series C Warrants that are outstanding immediately prior to the Effective Time (but excluding any Company Warrants to be terminated without consideration pursuant to Section 2.3(b)(iii)). It is hereby acknowledged that, due to the operation of the Series C Aggregate Cap, the Fully Diluted Share Number may be a different amount with respect to any particular payment (or within the calculation of any particular payment) contemplated by this Agreement.

“Indemnity Escrow Release Per Share Payment” means an amount equal to the quotient of (A) the amount of any remaining Indemnity Escrow Funds (which amount shall be calculated following the satisfaction of all indemnity claims in accordance with Section 8.4) divided by (B) the then-applicable Fully Diluted Share Number; provided that, for the avoidance of doubt, if the entire amount of the Indemnity Escrow Funds is released to the Buyer Indemnified Parties pursuant to Section 8.4, the Indemnity Escrow Release Per Share Payment shall equal $0.

“Liquidation Preference” means (a) with respect to each share of Series A Preferred Stock, $1.20 per share, (b) with respect to each share of Series B Preferred Stock, $1.26 per share, (c) with respect to each share of Series C Preferred Stock, $1.26 per share and (d) with respect to each share of Series D Preferred Stock, $1.94 per share, plus, in each case of clauses (a) through (d), a further amount equal to any dividends declared but unpaid on such share.

“Purchase Price Escrow Release Per Share Payment” means an amount equal to the quotient of (A) the amount of any remaining Purchase Price Adjustment Escrow Funds (which amount, if the Final Purchase Price is less than the Estimated Purchase Price, shall be calculated following the release of funds by the Escrow Agent to Parent pursuant to Section 2.5(e)(i)) divided by (B) the then-applicable Fully Diluted Share Number; provided that, for the avoidance of doubt, if the entire amount of the Purchase Price Adjustment Escrow Funds is released to Parent pursuant to Section 2.5(e)(i), the Purchase Price Escrow Release Per Share Payment shall equal $0.

“Purchase Price Increase Per Share Payment” means an amount equal to the quotient of (A) (i) the Final Purchase Price minus (ii) the Estimated Purchase Price divided by (B) the then-applicable Fully Diluted Share Number; provided that if the Final Purchase Price is equal to or less than the Estimated Purchase Price, the Purchase Price Increase Per Share Payment shall equal $0.

“Stockholder Representative Unused Funds Per Share Payment” means an amount equal to the quotient of (A) the amount of any remaining Stockholder Representative Expense Funds following the payment by the Stockholder Representative of all costs and expenses incurred by the Stockholder Representative, in its capacity as such divided by (B) the then-applicable Fully Diluted Share Number.

Section 2.3. Treatment of Company Options and Warrants.

(a) With respect to Company Options:

(i) At the Effective Time, each Company Option, whether vested or unvested and whether subject to time-based or performance-based vesting, that is outstanding as of immediately prior to the Effective Time, shall, by virtue of the Merger and without any action on the part of Parent, Buyer, Merger Sub, the Company or the holder of such Company Option, become fully vested and exercisable as of immediately prior to the Effective Time and shall be cancelled in exchange for the right to receive (1) an amount in cash equal to the product of (i) the excess, if any, of the Closing Merger Consideration Per Share Payment less the applicable per share exercise price of such Company Option multiplied by (ii) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time, (2) at such time as the Final Purchase Price is determined in accordance with Section 2.5, an amount in cash, without interest, equal to any Purchase Price Increase Per Share Payment and/or Purchase Price Escrow Release Per Share Payment; (3) to the extent set forth in Section 2.6, any 2018 Initial Milestone Per Share Payment, Milestone 1 Per Share Payment, Milestone 2 Per Share Payment, Milestone 3 Per Share Payment and/or Milestone Delay Per Share Payment; (4) to the extent set forth in Section 8.4(b), an amount in cash, without interest, equal to any Indemnity Escrow Release Per Share Payment; and (5) to the extent set forth in Section 9.12, an amount in cash, without interest, equal to the Stockholder Representative Unused Funds Per Share Payment, in each of clauses (2) through (5), multiplied by the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time. The payments set forth in this Section 2.3 shall be made through payroll (or by check for any holder who is not a current employee of the Company) as soon as practicable following the time any holder becomes entitled to such a payment hereunder.

(ii) Without limiting the foregoing, the Company and the Company Board, or a duly authorized committee thereof, shall adopt appropriate resolutions and take all reasonably necessary and appropriate action, including under the appropriate Company Benefit Plans and the stock option agreements evidencing the Company Options and, to the extent necessary, obtaining consent of the holders of the Company Options, to effectuate the actions contemplated by this Section 2.3.

(b) With respect to the Company Warrants:

(i) At the Effective Time, each Company Warrant for which a Warrant Termination Agreement has been executed which makes an Conversion Election with respect to the shares of Company Preferred Stock subject to such Company Warrant and that is outstanding as of immediately prior to the Effective Time, shall, by virtue of the Merger and without any action on the part of Parent, Buyer, Merger Sub, the Company or the holder of such Company Warrant, be cancelled in exchange for the right to receive (1) an amount in cash equal to the product of (i) the excess, if any, of the Closing Merger Consideration Per Share Payment less the applicable per share exercise price of such Company Warrant multiplied by (ii) the number of shares of Company Common Stock receivable upon the conversion of the shares of Company Preferred Stock subject to such Company Warrant immediately prior to the Effective Time, (2) at such time as the Final Purchase Price is determined in accordance with Section 2.5, an amount in cash, without interest, equal to any Purchase Price Increase Per Share Payment and/or Purchase Price Escrow Release Per Share Payment; (3) to the extent set forth in Section 2.6, any 2018 Initial Milestone Per Share Payment, Milestone 1 Per Share Payment, Milestone 2 Per Share Payment, Milestone 3 Per Share Payment and/or Milestone Delay Per Share Payment; (4) to the extent set forth in Section 8.4(b), an amount in cash, without interest, equal to any Indemnity Escrow Release Per Share Payment; and (5) to the extent set forth in Section 9.12, an amount in cash, without interest, equal to the Stockholder Representative Unused Funds Per Share Payment, in each of clauses (2) through (5), multiplied by the number of shares of Company Common Stock receivable upon the conversion of the shares of Company Preferred Stock subject to such Company Warrant immediately prior to the Effective Time.

(ii) At the Effective Time, each Company Warrant for which a Warrant Termination Agreement has been executed which does not make a Conversion Election with respect to the shares of Company Preferred Stock subject to such Company Warrant and that is outstanding as of immediately prior to the Effective Time, shall, by virtue of the Merger and without any action on the part of Parent, Buyer, Merger Sub, the Company or the holder of such Company Warrant, be cancelled in exchange for the right to receive the payment contemplated by Section 2.2(a)(iii), or Section 2.2(a)(iv), as applicable, less the applicable per share exercise price of such Company Warrant, for each share of Company Preferred Stock subject to such Company Warrant.

(iii) At the Effective Time, each Company Warrant for which a Warrant Termination Agreement was not executed and which was not previously exercised by its holder in accordance with its terms shall be terminated or deemed to be exercised in accordance with its terms. Any Company Warrant that is deemed to be exercised in accordance with its terms shall receive either the payment contemplated by Section 2.2(a)(ii) or Section 2.2(a)(iv), based on whether such holder delivers a Conversion Election with respect to the shares of Company Preferred Stock subject to such Company Warrant, for each share of Company Preferred Stock subject to such Company Warrant.

(iv) Without limiting the foregoing, the Company shall deliver such notices to the holders of the Company Warrants as are required pursuant to the terms thereof.

Section 2.4. Determination of Purchase Price.

(a) Promptly after determination of the anticipated Closing Date (and at least two Business Days prior to the Closing Date, and in the event that Parent delivers a Deferral Notice, at least five Business Days prior to the Closing Date), the Company will deliver to Buyer a written statement (the “Estimated Closing Statement”) containing the Company’s good faith calculation of (i) the estimated Net Working Capital, as of 11:59 p.m., New York time, on the day immediately prior to the Closing Date (“Estimated Net Working Capital”), (ii) the estimated Cash of the Company and the Company Subsidiaries, as of 11:59 p.m., New York time, on the day immediately prior to the Closing Date (“Estimated Cash”), (iii) the estimated Indebtedness of the Company and the Company Subsidiaries, as of immediately prior to the Closing (“Estimated Indebtedness”), and (iv) the estimated unpaid Transaction Expenses, as of immediately prior to the Closing (“Estimated Transaction Expenses”).

(b) During the period after the delivery of the Estimated Closing Statement and prior to the Closing Date, Buyer shall have an opportunity to review the Estimated Closing Statement and the Company shall cooperate with Parent in good faith to mutually agree upon the Estimated Closing Statement in the event Buyer disputes any item proposed to be set forth on such statement; provided that if the Company and Buyer are not able to reach mutual agreement prior to the Closing Date, the Estimated Closing Statement provided by the Company to Parent, as modified to include any changes agreed to by the Company and Buyer, shall be the Estimated Closing Statement for purposes of this Section 2.4 and otherwise in this Agreement.

Section 2.5. Post-Closing Purchase Price Adjustment.

(a) As promptly as practicable and in any event within sixty days after the Closing Date, Buyer shall prepare and deliver to the Stockholder Representative a statement (the “Buyer’s Statement”) setting forth in reasonable detail its calculation of (i) the Net Working Capital, as of 11:59 p.m., New York time, on the day immediately prior to the Closing Date, (ii) the Cash of the Company and the Company Subsidiaries, as of 11:59 p.m., New York time, on the day immediately prior to the Closing Date, (iii) Indebtedness of the Company and the Company Subsidiaries, as of immediately prior to the Closing and (iv) the unpaid Transaction Expenses, as of immediately prior to the Closing.

(b) After delivery of the Buyer’s Statement, Buyer shall give the Stockholder Representative reasonable access to review the work papers, schedules, memoranda and other documents prepared or reviewed by Parent, the Surviving Corporation and their respective Representatives in connection with the preparation of the Buyer’s Statement and Buyer and the Surviving Corporation shall cause their Representatives to reasonably cooperate with and respond to such inquiries and otherwise reasonably cooperate with the Stockholder Representative in the review of the Buyer’s Statement, including by providing reasonable access to the books and records of the Surviving Corporation in connection therewith.

(c) Within 45 days after delivery of the Buyer’s Statement to the Stockholder Representative, the Stockholder Representative will advise Buyer in writing whether it agrees with the Buyer’s Statement or whether the Stockholder Representative objects to it. If the Stockholder Representative disputes any amounts reflected on the Buyer’s Statement, it shall deliver to Parent a statement setting forth its objections thereto, setting forth, in reasonable detail, the basis for such dispute, the dollar amounts involved and the Stockholder Representative’s calculation of the Buyer’s Statement, within 45 days of Buyer’s delivery of the Buyer’s Statement to the Stockholder Representative (such written notice of objection, the “Objection Statement”). If an Objection Statement is not delivered to Parent within 45 days after delivery of the Buyer’s Statement to the Stockholder Representative, the Buyer’s Statement shall be final, binding and non-appealable by the parties hereto. The Stockholder Representative and Parent shall negotiate in good faith to resolve any objections made by the Stockholder Representative, but if they do not reach a final resolution within thirty days after the delivery of the Objection Statement, either the Stockholder Representative or Parent may submit the issues in dispute (including any issues not included in the Objection Statement) for final resolution BDO USA, LLP, or if BDO USA, LLP are unable to serve, to an independent certified public accounting firm of national reputation mutually agreed by the Stockholder Representative and Parent (the firm so determined, “Arbitrator”). Each Party agrees to execute, if requested by the Arbitrator, a reasonable and customary engagement letter, including customary indemnities. The Arbitrator shall consider only those items and amounts which Buyer and the Stockholder Representative are unable to resolve. In resolving any item of dispute, the Arbitrator may not assign a value to any item greater than the greatest value for such item claimed by either Buyer and the Stockholder Representative or less than the smallest value for such item claimed by either Parent or the Stockholder Representative. Buyer and the Stockholder Representative shall use their commercially reasonable efforts to cause the Arbitrator to resolve all disagreements as soon as practicable and in any event within thirty days after the submission of any dispute to the Arbitrator. The resolution of the dispute by the Arbitrator shall be final, binding and non-appealable on the parties hereto. The costs and expenses of the Arbitrator shall be borne by Buyer and the Stockholder Representative (solely on behalf of the holders of shares of Company Capital Stock) based on the percentage which the portion of the contested amount not awarded to such Party bears to the amount actually contested by such Party, as finally determined by the Arbitrator.

(d) If the Final Purchase Price is greater than the Estimated Purchase Price, no later than two Business Days after the Final Purchase Price has been determined:

(i) Buyer shall (and Parent shall cause Buyer to) deposit (a) with the Paying Agent an amount equal to the aggregate Purchase Price Increase Per Share Payment owed, with respect to all shares of Company Capital Stock and Company Warrants, to the former holders of shares of Company Capital Stock and Company Warrants and (b) with the Company an amount equal to the aggregate Purchase Price Increase Per Share Payment owed, with respect to all Company Options, to the former holders of Company Options; and

(ii) Buyer and the Stockholder Representative shall jointly instruct the Escrow Agent to release (a) to the Paying Agent an amount equal to the Purchase Price Escrow Release Per Share Payment owed, with respect to all shares of Company Capital Stock and Company Warrants, to the former holders of shares of Company Capital Stock and Company Warrants and (b) to the Company an amount equal to the aggregate Purchase Price Escrow Release Per Share Payment owed, with respect to all Company Options, to the former holders of Company Options.

The Paying Agent shall promptly disburse the funds received pursuant to this Section 2.5(d) to the former holders of Company Capital Stock and Company Warrants and the Company shall promptly disburse, through the Company’s payroll (or by check for any holder who is not a current employee of the Company), the funds received pursuant to this Section 2.5(d) to the former holders of Company Options, in each case in accordance with this Article II.

(e) If the Final Purchase Price is less than or equal to the Estimated Purchase Price, no later than two Business Days after the Final Purchase Price has been determined:

(i) Buyer and the Stockholder Representative shall jointly instruct the Escrow Agent to release to Buyer from the Purchase Price Adjustment Escrow Funds (and then, only to the extent the Purchase Price Adjustment Escrow Funds are not sufficient, from the Indemnity Escrow Funds), an aggregate amount equal to the Estimated Purchase Price minus the Final Purchase Price, which payment shall be Parent’s sole and exclusive remedy with respect thereto; and

(ii) if there are any Purchase Price Adjustment Escrow Funds remaining following the payment set forth in Section 2.5(e)(i) above, Buyer and the Stockholder Representative shall jointly instruct the Escrow Agent to release (i) to the Paying Agent an amount equal to the Purchase Price Escrow Release Per Share Payment owed, with respect to all shares of Company Capital Stock and Company Warrants, to the former holders of shares of Company Capital Stock and Company Warrants, and (ii) to the Company an amount equal to the aggregate Purchase Price Escrow Release Per Share Payment owed, with respect to all Company Options, to the former holders of Company Options.

The Paying Agent shall promptly disburse the funds received pursuant to this Section 2.5(e) to the former holders of Company Capital Stock and Company Warrants and the Company shall promptly disburse, through the Company’s payroll (or by check for any holder who is not a current employee of the Company), the funds received pursuant to this Section 2.5(e) to the former holders of Company Options, in each case in accordance with this Article II.

Section 2.6. Earn-Out Payments.

(a) 2018 Initial Milestone Payment.

(i) The “2018 Initial Milestone Payment” shall be equal to (x) $75,000,000, if Net Sales for the period from January 1, 2018 through April 30, 2018 are equal to or greater than $40,000,000 or (y) if Net Sales for the period from January 1, 2018 through April 30, 2018 are less than $40,000,000, an amount equal to the product of (A) $75,000,000 and (B) a fraction, the numerator of which is Net Sales for the period from January 1, 2018 through April 30, 2018 and the denominator of which is $40,000,000. Notwithstanding the foregoing, the 2018 Initial Milestone Payment shall be subject to offset and reduction as provided for in Section 8.4(c).

(ii) On June 30, 2018, Buyer shall (and Parent shall cause Buyer to) deposit (x) with the Paying Agent an amount equal to the aggregate 2018 Initial Milestone Per Share Payment owed, with respect to all shares of Company Capital Stock, to the former holders of shares of Company Capital Stock and (y) with the Company an amount equal to the aggregate 2018 Initial Milestone Per Share Payment owed, with respect to all Company Options, to the former holders of Company Options. The Paying Agent shall promptly disburse the funds received pursuant to this Section 2.6(a) to the former holders of Company Capital Stock and the Company shall promptly disburse, through the Company’s payroll (or by check for any holder who is not a current employee of the Company), the funds received pursuant to this Section 2.6(a) to the former holders of Company Options, in each case in accordance with this Article II.

(iii) The “2018 Initial Milestone Per Share Payment” means an amount equal to the quotient of (A) the 2018 Initial Milestone Payment minus the Advisor Fees related to the 2018 Initial Milestone Payment divided by (B) the then-applicable Fully Diluted Share Number.

(b) Milestone 1 Payment.

(i) The “Milestone 1 Payment” shall be equal to the product of (a) 1.50 multiplied by (b) the difference between (x) Net Sales for the period from January 1, 2018 through December 31, 2018 (“2018 Net Sales”) minus (y) Net Sales for the period from January 1, 2017 through December 31, 2017 (“2017 Net Sales”); provided that in no event shall the Milestone 1 Payment be greater than $300,000,000; provided, further that if 2018 Net Sales are less than or equal to 2017 Net Sales, there shall be no Milestone 1 Payment (i.e., the Milestone 1 Payment shall equal $0). Notwithstanding the foregoing, the Milestone 1 Payment shall be subject to offset and reduction as provided for in Section 8.4(c).

(ii) If there is a Milestone 1 Payment pursuant to Section 2.6(b)(i) above, on the later of March 1, 2019 or the date of the final determination of the Milestone 1 Payment pursuant to Section 2.6(f), Buyer shall (and Parent shall cause Buyer to) deposit (a) with the Paying Agent an amount equal to the aggregate Milestone 1 Per Share Payment owed, with respect to all shares of Company Capital Stock, to the former holders of shares of Company Capital Stock and (b) with the Company an amount equal to the aggregate Milestone 1 Per Share Payment owed, with respect to all Company Options, to the former holders of Company Options. The Paying Agent shall promptly disburse the funds received pursuant to this Section 2.6(b) to the former holders of Company Capital Stock and the Company shall promptly disburse, through the Company’s payroll (or by check for any holder who is not a current employee of the Company), the funds received pursuant to this Section 2.6(b) to the former holders of Company Options, in each case in accordance with this Article II.

(iii) The “Milestone 1 Per Share Payment” means an amount equal to the quotient of (A) the Milestone 1 Payment minus the Advisor Fees divided by (B) the then-applicable Fully Diluted Share Number.

(c) Milestone 2 Payment.

(i) The “Milestone 2 Payment” shall be equal to the product of (A) 1.50 multiplied by (B) the difference between (a) Net Sales for the period from January 1, 2019 through December 31, 2019 (“2019 Net Sales”) minus (b) 2018 Net Sales (or, if 2018 Net Sales are lower than the then-applicable Net Sales High-water Mark, the then-applicable Net Sales High-water Mark); provided that in no event shall the Milestone 2 Payment be greater than $300,000,000 minus any Milestone 1 Payment; provided further that if 2019 Net Sales are less than or equal to 2018 Net Sales, there shall be no Milestone 2 Payment (i.e., the Milestone 2 Payment shall equal $0). Notwithstanding the foregoing, the Milestone 2 Payment shall be subject to offset and reduction as provided for in Section 8.4(c).

(ii) If there is a Milestone 2 Payment pursuant to Section 2.6(c)(i), on the later of March 1, 2020 or the date of the final determination of the Milestone 2 Payment pursuant to Section 2.6(f), Buyer shall (and Parent shall cause Buyer to) deposit (a) with the Paying Agent an amount equal to the aggregate Milestone 2 Per Share Payment owed, with respect to all shares of Company Capital Stock, to the former holders of shares of Company Capital Stock and (b) with the Company an amount equal to the aggregate Milestone 2 Per Share Payment owed, with respect to all Company Options, to the former holders of Company Options. The Paying Agent shall promptly disburse the funds received pursuant to this Section 2.6(c) to the former holders of Company Capital Stock and the Company shall promptly disburse, through the Company’s payroll (or by check for any holder who is not a current employee of the Company), the funds received pursuant to this Section 2.6(c) to the former holders of Company Options, in each case in accordance with this Article II.

(iii) The “Milestone 2 Per Share Payment” means an amount equal to the quotient of (A) the Milestone 2 Payment minus the Advisor Fees divided by (B) the then-applicable Fully Diluted Share Number.

(iv) For purposes of this Section 2.6, the “Net Sales High-water Mark” at any particular time means the highest Net Sales for any full calendar year, from and after (and inclusive of) calendar year 2017, completed prior to such particular time, including, (A) for purposes of the Milestone 2 Payment, the higher of 2017 Net Sales and 2018 Net Sales, (B) for purposes of the Milestone 3 Payment, the highest of 2017 Net Sales, 2018 Net Sales and 2019 Net Sales, and (C) for purposes of any Milestone Delay Payments, the highest of 2017 Net Sales, 2018 Net Sales, 2019 Net Sales, 2020 Net Sales, and Net Sales for any subsequent calendar year (e.g., 2021, 2022, etc.) for which a Milestone Delay Payment may be measured.

(d) Milestone 3 Payment.

(i) The “Milestone 3 Payment” shall be equal to the product of (a) 1.50 multiplied by (b) the difference between (x) Net Sales for the period from January 1, 2020 through December 31, 2020 (“2020 Net Sales”) minus (y) 2019 Net Sales (or, if 2019 Net Sales are lower than the then-applicable Net Sales High-water Mark, the then-applicable Net Sales High Water Mark); provided that in no event shall the Milestone 3 Payment be greater than $300,000,000 minus any Milestone 1 Payment minus any Milestone 2 Payment; provided further that if 2020 Net Sales are less than or equal to 2019 Net Sales, there shall be no Milestone 3 Payment (i.e., the Milestone 3 Payment shall equal $0). Notwithstanding the foregoing, the Milestone 3 Payment shall be subject to offset and reduction as provided for in Section 8.4(c).

(ii) If there is a Milestone 3 Payment pursuant to Section 2.6(d)(i), on the later of March 1, 2021 or the date of the final determination of the Milestone 3 Payment pursuant to Section 2.6(f), Buyer shall (and Parent shall cause Buyer to) deposit (a) with the Paying Agent an amount equal to the aggregate Milestone 3 Per Share Payment owed, with respect to all shares of Company Capital Stock, to the former holders of shares of Company Capital Stock and (b) with the Surviving Corporation an amount equal to the aggregate Milestone 3 Per Share Payment owed, with respect to all Company Options, to the former holders of Company Options. The Paying Agent shall promptly disburse the funds received pursuant to this Section 2.6(d) to the former holders of Company Capital Stock and the Company shall promptly disburse, through the Company’s payroll (or by check for any holder who is not a current employee of the Company), the funds received pursuant to this Section 2.6(d) to the former holders of Company Options, in each case in accordance with this Article II.

(iii) The “Milestone 3 Per Share Payment” means an amount equal to the quotient of (A) the Milestone 3 Payment minus the Advisor Fees divided by (B) the then-applicable Fully Diluted Share Number.

(e) Milestone Delay Payment.

(i) In the event that one or more Milestone Delay Event(s) occur, the “Milestone Delay Payment” shall be equal to the product of (a) 1.50 multiplied by (b) the difference between (x) Net Sales for the period from January 1 through December 31 of the year after the end of the final year for which a Milestone Payment was previously eligible to be paid (e.g., for the first Milestone Delay Payment, 2021; if the Milestone Delay Factor is over one, then for the second Milestone Delay Payment, 2022; if the Milestone Delay Factor is over two, then for the third Milestone Delay Payment, 2023; with such additional years, if any, in accordance with the foregoing) minus (y) Net Sales for the period from January 1 through December 31 of the final year for which a Milestone Payment was previously eligible to be paid (e.g., for the first Milestone Delay Payment, 2020; if the Milestone Delay Factor is over one, then for the second Milestone Delay Payment, 2021; if the Milestone Delay Factor is over two, then for the third Milestone Delay Payment, 2022; with such additional years, if any, in accordance with the foregoing) (such year, the “Base Year”); provided that if Net Sales in the then-applicable Base Year are lower than the then-applicable Net Sales High-water Mark, the then-applicable Net Sales High-water Mark shall be used for the determination of the amount in clause (y); multiplied by (c) the Milestone Delay Factor; provided that in no event shall the Milestone Delay Payment be greater than $300,000,000 minus any Milestone 1 Payment minus any Milestone 2 Payment minus any Milestone 3 Payment minus any previously paid Milestone Delay Payment; provided further that if Net Sales contemplated by clause (x) above are less than or equal to Net Sales contemplated by clause (y) above, there shall be no Milestone Delay Payment (i.e., the Milestone Delay Payment shall equal $0). Notwithstanding the foregoing, the Milestone Delay Payment shall be subject to offset and reduction as provided for in Section 8.4(c). It is hereby acknowledged that there may be multiple Milestone Delay Events, and that a Milestone Delay Payment may be eligible to be paid in multiple years.

(ii) For purposes of this Section 2.6(e):

A “Milestone Delay Event” means any cessation or material decrease in the sales of the Product in the United States that lasts for a period of at least 30 consecutive calendar days which is caused by a corporate warning letter issued by the FDA to Parent or its Affiliates or a consent decree (or other Order) from a Governmental Entity against Parent or its Affiliates; provided that a Milestone Delay Event shall be deemed to have not occurred if such corporate warning letter, consent decree or other Order resulted from the Products or operation of the Company Business.

The “Milestone Delay Factor” shall be a number equal to (x) the number of aggregate days for all Milestone Delay Event(s), divided by (y) 365 days. In the event that the Milestone Delay Factor is greater than one, then the Milestone Delay Factor will be deemed to be one for the first annual period, and an additional Milestone Delay Payment will be due for the immediately following annual period (or more annual periods as necessary), with this clause (g) to be applied mutatis mutandis, with the Milestone Delay Factor for any such year to be the lesser of (A) one and (B) the Milestone Delay Factor (determined without regard for this sentence) minus any previous Milestone Delay Factors used in prior years.

(iii) If there is a Milestone Delay Payment pursuant to Section 2.6(e)(i), on the later of March 1 of the subsequent calendar year or the date of the final determination of the Milestone Delay Payment pursuant to Section 2.6(f), Buyer shall (and Parent shall cause Buyer to) deposit (a) with the Paying Agent an amount equal to the aggregate Milestone Delay Per Share Payment owed, with respect to all shares of Company Capital Stock, to the former holders of shares of Company Capital Stock and (b) with the Surviving Corporation an amount equal to the aggregate Milestone Delay Per Share Payment owed, with respect to all Company Options, to the former holders of Company Options. The Paying Agent shall promptly disburse the funds received pursuant to this Section 2.6(e) to the former holders of Company Capital Stock and the Company shall promptly disburse, through the Company’s payroll (or by check for any holder who is not a current employee of the Company), the funds received pursuant to this Section 2.6(e) to the former holders of Company Options, in each case in accordance with this Article II.

(iv) The “Milestone Delay Per Share Payment” means an amount equal to the quotient of (A) the Milestone Delay Payment minus the Advisor Fees divided by (B) the then-applicable Fully Diluted Share Number.

(f) Calculation of Milestone Payments.

(i) As promptly as practicable and in any event within 45 days after the end of the period for determining Net Sales applicable to, as the case may be, the 2018 Initial Milestone Payment, the Milestone 1 Payment, the Milestone 2 Payment, the Milestone 3 Payment and Milestone Delay Payment, Buyer shall prepare and deliver to the Stockholder Representative a statement (the “Milestone Statement”) setting forth in reasonable detail its calculation, as applicable, of the 2018 Initial Milestone Payment, the Milestone 1 Payment, the Milestone 2 Payment, the Milestone 3 Payment and Milestone Delay Payment, as well as the information required in an Update Report pursuant to Section 2.6(g)(i) below.

(ii) After delivery of the applicable Milestone Statement, Buyer shall give the Stockholder Representative reasonable access to review the work papers, schedules, memoranda and other documents prepared or reviewed by Buyer, the Surviving Corporation and their respective Representatives in connection with the preparation of the applicable Milestone Statement and Buyer and the Surviving Corporation shall cause their Representatives to reasonably cooperate with and respond to such inquiries and otherwise reasonably cooperate with the Stockholder Representative in the review of such Milestone Statement, including by providing reasonable access to the books and records of the Surviving Corporation in connection therewith.

(iii) Within 45 days after delivery of the applicable Milestone Statement to the Stockholder Representative, the Stockholder Representative will advise Buyer in writing whether it agrees with the Net Sales for the applicable period set forth such Milestone Statement or whether the Stockholder Representative objects to such Net Sales. If the Stockholder Representative disputes the Net Sales included on such Milestone Statement, it shall deliver to Buyer a statement setting forth its objections thereto, setting forth, in reasonable detail, the basis for such dispute, the dollar amounts involved and the Stockholder Representative’s calculation of such Net Sales and Milestone Statement, within 45 days of Buyer’s delivery of such Milestone Statement to the Stockholder Representative (such written notice of objection, the “Milestone Objection Statement”). If such Milestone Objection Statement is not delivered to Buyer within 45 days after delivery of such Milestone Statement to the Stockholder Representative, such Milestone Statement shall be final, binding and non-appealable by the parties hereto. The Stockholder Representative and Parent shall negotiate in good faith to resolve any objections made by the Stockholder Representative, but if they do not reach a final resolution within 45 days after the delivery of such Milestone Objection Statement, either the Stockholder Representative or Buyer may submit the Net Sales in dispute for final resolution to the Arbitrator. Each Party agrees to execute, if requested by the Arbitrator, a reasonable and customary engagement letter, including customary indemnities. The Arbitrator shall consider only those Net Sales which Buyer and the Stockholder Representative are unable to resolve. In resolving any item of dispute, the

Arbitrator may not assign a value to any item greater than the greatest value for such Net Sales item claimed by the Stockholder Representative or less than the smallest value for such Net Sales item claimed by Buyer. Buyer and the Stockholder Representative shall use their commercially reasonable efforts to cause the Arbitrator to resolve all disagreements as soon as practicable and in any event within thirty days after the submission of any dispute to the Arbitrator. The resolution of the dispute by the Arbitrator shall be final, binding and non-appealable on the parties hereto, absent manifest error. The costs and expenses of the Arbitrator shall be borne by Buyer and the Stockholder Representative based on the percentage which the portion of the contested amount not awarded to such Party bears to the amount actually contested by such Party, as finally determined by the Arbitrator. The Arbitrator shall not resolve any other disputes relating to this Section 2.6 other than the calculation of the Net Sales. For avoidance of doubt, acceptance by either party of the methodology for calculating any Milestone Payment shall not be deemed to bind or prejudice such party with respect to the methodology of calculating any other Milestone Payment.

(g) Update Reports and Meetings.

(i) Parent shall, within 10 Business Days after the date Parent files its Quarterly Report on Form 10-Q or Annual Report on Form 10-K for any fiscal quarter or end of fiscal year, as applicable, send to the Stockholder Representative a reasonably detailed report regarding the status of efforts to achieve the Milestone Payments and Parent’s calculation of Net Sales for such fiscal period (each such report, an “Update Report”), along with reasonable supporting detail (to the same extent that such information is provided to the management of the Company prior to the date of this Agreement) by quarter of: (A) Net Sales by geographical region, including by region within the United States, (B) number of accounts purchasing Products in the United States, (C) number of units of Product sold in the United States, (D) average price per unit of Product in the United States, (E) units revenue per Sales Employee in the United States, (F) average orders Net Sales by account in the United States, and (G) same store sales growth in the United States.

(ii) Once per fiscal year in a regularly scheduled meeting, and once per fiscal year at the Stockholder Representative’s request (upon no less than 45 days’ prior notice), Representatives of Parent shall meet (in person at the Company’s headquarters, unless otherwise agreed) with the Stockholder Representative and/or its designees, to discuss the Update Report and/or any other matters relating to the Milestone Payments (each such meeting, an “Update Meeting”). Parent shall make available for each such Update Meeting, a Representative of Parent with direct, overall managerial responsibility for the Product and such other of its employees and Representatives of Parent and/or its Affiliates as Parent may reasonably deem appropriate and designate in writing from time to time or that the Stockholders Representative and/or its designees may reasonably request, who will respond to reasonable written inquiries of the Stockholder Representative and/or its designees regarding the applicable Update Report.

(iii) Parent shall make available to the Stockholder Representative and/or its designees information concerning the Products and the Milestone Payments as the Stockholder Representative may reasonably request in relation to the Update Report or to the Update Meeting; provided that Parent shall not be required to provide such access or furnish such information if Parent in good faith reasonably believes that doing so would reasonably be expected to (i) breach or violate any applicable Law relating to the exchange of information, (ii) result in the loss of attorney-client privilege or attorney work product privilege or (iii) violate any confidentiality obligation with respect to such information; provided, further, that the Parties agree to collaborate in good faith to make alternative arrangements to allow for such access or disclosure in a manner that does not result in the events set out in clauses (i), (ii) or (iii) above.

(h) Parent Obligations.

(i) Parent, Buyer and the Company shall use Commercially Reasonable Efforts to achieve the maximum amount of the Milestone Payments. None of Parent, Buyer and the Company shall take any action with the primary intent of avoiding or reducing any of the Milestone Payments.

(ii) Without limiting the generality of Section 2.6(h)(i) above:

(A)	to retain the U.S. employees whose function is the sales of the Products (the “Sales Employees”), until December 31, 2018, Parent shall set, or shall cause the Surviving Corporation to set, for each Sales Employee that is a Continuing Employee, the same sales incentive compensation for achievement of target amount, incentives for over-achievement of target amounts and accelerator provisions, as in place immediately prior to the Closing, as set forth on Section 2.6(h)(ii)(A) of the Company Disclosure Letter;

(B)	until the second anniversary of the Closing Date, Parent, Buyer and the Company shall ensure that the Sales Employees assigned to the United States market are, dedicated exclusively to the sales and marketing of the Products, provided that such Sales Employees may sell a de minimis amount of other products sold or marketed by Parent or its Affiliates; and

(C)	until the second anniversary of the Closing Date, Parent, and its Affiliates shall not acquire or operate any business that develops, produces, markets or sells a Competing Product, provided, that Parent or its Affiliates may acquire such a business solely if the Competing Product of such business is still under development and will not be initially commercialized until the second anniversary of the Closing Date.

(iii) Parent shall have the right, from time to time, to request from the Stockholder Representative waivers or consents to the provisions of this Section 2.6(h). In connection with such requests, Parent shall provide any information reasonably requested by the Stockholder Representative in connection with evaluating such request, and, upon request by the Stockholder Representative, shall make available a Representative of Parent with direct, overall managerial responsibility for the Product to discuss such request. The Stockholder Representative shall consider each such request in good faith and its approval with respect thereto shall not be unreasonably withheld, delayed or conditioned to the extent that the likelihood of achieving any Milestone Payment would not reasonably be expected to be reduced as a result thereof, as determined in the Stockholder Representative’s reasonable discretion.

(i) Acceleration. In the event of the occurrence of any of the following events, any Milestone Payments that have not been paid shall be immediately due and payable in full: (1) Parent or the Surviving Corporation commences any proceeding in bankruptcy or for dissolution, liquidation, winding-up, or other relief under state or federal bankruptcy laws; (2) any such proceeding is commenced against Parent or the Surviving Corporation, or a receiver or trustee is appointed for Parent or the Surviving Corporation or a substantial part of its respective property, and such proceeding or appointment is not dismissed or discharged within one hundred and twenty (120) days after its commencement; (3) Parent or the Surviving Corporation makes an assignment for the benefit of creditors, or petitions or applies to any tribunal for the appointment of a custodian, receiver or trustee for all or substantially all of its assets or has a receiver, custodian or trustee appointed for all or substantially all of its assets; or (4) a Change of Control is consummated.

(j) Advisor Fees. Parent shall pay or cause to be paid the amount of any Advisor Fees relating to any Milestone Payments to the applicable advisor of the Company.

(k) For the avoidance of doubt and notwithstanding anything herein to the contrary, in no event shall the Milestone 1 Payment plus the Milestone 2 Payment plus the Milestone 3 Payment plus any Milestone Delay Payments(s) be in excess of $300,000,000.

(l) Certain payments shall be made on behalf of the holders of Company Capital Stock to the specified individuals on the terms set forth on Section 2.6(k) of the Company Disclosure Letter, with such payments to be funded by holders of Company Capital Stock from the applicable Milestone Payments in accordance with Section 2.6(k) of the Company Disclosure Letter.

Section 2.7. Paying Agent and Letter of Transmittals.

(a) Prior to the Effective Time, Buyer and the Stockholder Representative shall enter into an paying agent agreement (the “Paying Agent Agreement”), in substantially the form attached hereto as Exhibit D, with Acquiom Financial LLC (the “Paying Agent”). Any funds deposited with the Paying Agent shall be held in a non-interest bearing account (the “Payment Fund”) and used to satisfy the payments required to be made to the former holders of Company Capital Stock and Company Warrants in accordance with this Article II. If for any reason the cash in the Payment Fund shall be insufficient (including because of investment loss) to fully satisfy all of the payment obligations to be made pursuant to this Article II, Buyer shall promptly deposit into the Payment Fund the amount of cash required to fully satisfy such cash payment obligations. Except as provided for in this Agreement, the Payment Fund shall not be used for any other purpose.

(b) Subject to timely receipt by the Paying Agent of the form of letter of transmittal and addresses (including email addresses) for the holders of Company Capital Stock and Company Warrants as described in the Paying Agent Agreement, at least ten Business Days prior to the Closing Date, the Paying Agent shall provide to all holders of Company Capital Stock and Company Warrants a customary letter of transmittal (which shall be in a form and have such customary provisions as the Paying Agent, Buyer and the Company may reasonably agree prior to the Effective Time) and instructions for use in effecting the surrender of shares of Company Capital Stock and Company Warrants in exchange for the payments contemplated by this Article II. If the Paying Agent receives a duly completed letter of transmittal from a holder of Company Capital Stock and Company Warrants at least two Business Days prior to the Closing Date, the Paying Agent shall, on the Closing Date, make the payments contemplated by Section 2.2(a) and Section 2.3(b) to such holder of Company Capital Stock and Company Warrants and otherwise, the Paying Agent shall as promptly as practicable after receipt of the executed letter of transmittal make the payments contemplated by Section 2.2(a) and Section 2.3(b) to such holder of Company Capital Stock and Company Warrants.

(c) Any portion of the Payment Fund that remains undistributed to the former holders of Company Capital Stock and Company Warrants twelve months after the Effective Time shall be delivered to the Surviving Corporation upon its demand therefor, and any former holder of Company Capital Stock and Company Warrants who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of its claim for payment of consideration in accordance with this Article II.

(d) Any Person claiming that a certificate representing shares of Company Capital Stock or Company Warrants has been lost, stolen or destroyed shall only be entitled to receive the payments in accordance with this Article II for the shares of Company Capital Stock previously represented by such certificate or Company Warrants if such Person (a) provides an affidavit (reasonably acceptable to the Paying Agent) that such certificate has been lost, stolen or destroyed, (b) posts a bond (in such reasonable amount as the Paying Agent may direct) as indemnity against any claim that may be made against Parent, the Paying Agent or the Surviving Corporation with respect to such certificate and (c) has otherwise complied with this Section 2.7.

Section 2.8. Appraisal Shares. Notwithstanding anything in this Agreement to the contrary, shares (“Appraisal Shares”) of Company Capital Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Appraisal Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive the payments contemplated by this Article II, and instead, such Appraisal Shares shall automatically be cancelled and shall cease to exist and the holders of such Appraisal Shares shall cease to have any rights with respect thereto except such rights as may be granted to such holders pursuant to Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the payments contemplated by this Article II. The Company shall provide prompt notice to Buyer of any demands received by the Company for appraisal of any shares of Company Capital Stock, withdrawals of such demands and any other instruments served pursuant to Section 262 received by the Company and Buyer shall have the right to participate in all negotiations and Proceedings with respect to such demands.

Section 2.9. No Further Transfers. After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Capital Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any certificates formerly representing shares of Company Common Stock are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be cancelled and exchanged for payment as provided in this Article II.

Section 2.10. Withholding. Notwithstanding anything in this Agreement to the contrary, Parent, Buyer, the Surviving Corporation, the Paying Agent and the Escrow Agent (and any Affiliate thereof or any other withholding agent) shall be entitled to deduct and withhold from the amounts payable pursuant to this Agreement (including to any holder of Company Capital Stock), such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Law. Any amount so deducted or withheld and duly paid over to the applicable Tax authority shall be treated as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed in the corresponding section of the letter (the “Company Disclosure Letter”) delivered to Parent by the Company at the time of the execution of this Agreement (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), the Company represents and warrants to Parent, Buyer and Merger Sub as follows:

Section 3.1. Organization and Corporate Power.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company is duly qualified or licensed to do business in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions in which the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has made available to Parent copies of the Constituent Documents of the Company as in effect on the date of this Agreement. The Company is not in material violation of any provision of its Constituent Documents.

(c) Each of the Company Subsidiaries is a corporation or other legal entity duly incorporated or formed, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation or formation and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions in which the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company has made available to Parent copies of the Constituent Documents of each of the Company Subsidiaries, each as in effect on the date of this Agreement. None of the Company Subsidiaries is in material violation of any provision of its respective Constituent Documents.

Section 3.2. Capitalization.

(a) The authorized capital stock of the Company consists of 176,000,000 shares of common stock, par value $0.001 per share (the “Company Common Stock”), 18,538,317 shares of Series A Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), 44,841,670 shares of Series B Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), 45,000,000 shares of Series C Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock”) and 8,731,958 shares of Series D Preferred Stock, par value $0.001 per share (the “Series D Preferred Stock” and together with the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock, the “Company Preferred Stock” and together with the Company Common Stock, the “Company Capital Stock”).

(b) There are (i) 22,945,154 shares of Company Common Stock issued and outstanding as of the date of this Agreement, (ii) 18,474,328 shares of Series A Preferred Stock issued and outstanding as of the date of this Agreement and 52,084 shares of Series A Preferred Stock issuable pursuant to warrant agreements with the Company (the “Series A Warrants”), (iii) 44,841,670 shares of Series B Preferred Stock issued and outstanding as of the date of this Agreement, (iv) 40,124,353 shares of Series C Preferred Stock issued and outstanding as of the date of this Agreement and 2,157,756 shares of Series C Preferred Stock issuable pursuant to warrant agreements with the Company (the “Series C Warrants”), (v)

7,731,958 shares of Series D Preferred Stock issued and outstanding and (vi) 23,953,450 shares of Company Common Stock reserved for, and subject to issuance upon, the exercise of outstanding Company Options (whether or not presently exercisable). All of the issued and outstanding shares of capital stock of the Company are duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights. No Subsidiary of the Company owns any shares of Company Capital Stock.

(c) (i) The Company does not have any shares of Company Capital Stock or other equity interests outstanding except as set forth in Section 3.2(b), (ii) neither the Company nor any Company Subsidiary has issued, granted or is bound by any outstanding options, equity-based awards, equity-linked securities, phantom stock, warrants, puts, calls, subscription rights, preemptive rights, redemption rights or securities convertible or exchangeable into Company Capital Stock or other equity securities of the Company or any Company Subsidiary except as set forth in Section 3.2(b) and (iii) neither the Company nor any Company Subsidiary is party to any Contract obligating the Company or any Company Subsidiary to (A) issue, transfer or sell any shares of Company Capital Stock or other equity interests of the Company or any Company Subsidiary or securities convertible into or exchangeable or exercisable for such Company Capital Stock or equity interests, (B) issue, grant or be bound by any options, equity-based awards, equity-linked securities, phantom stock, warrants, puts, calls, subscription rights, preemptive rights, redemption rights or securities convertible or exchangeable into Company Capital Stock or equity securities of the Company or any Company Subsidiary or (C) redeem, repurchase or otherwise acquire any Company Capital Stock or equity securities of the Company or any Company Subsidiary.

(d) Section 3.2(d) of the Company Disclosure Letter contains a correct and complete list of outstanding Company Options, including the holder, the date of grant, term (where applicable), number of shares of Company Common Stock underlying such Company Options and exercise price.

(e) Set forth on Section 3.2(e) of the Company Disclosure Letter is each Contract to which the Company or any Company Subsidiaries is a party that restricts the transfer of, that relates to (or that provide a proxy for) the voting of, or that provides registration rights in respect of, the shares of Company Capital Stock or other equity interest of the Company or any Company Subsidiary. There are no bonds, debentures, notes or other indebtedness of the Company or any of the Company Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Company Capital Stock may vote.

(f) Section 3.2(f) of the Company Disclosure Letter sets forth a complete list of each Company Subsidiary, together with its jurisdiction of incorporation or formation and the ownership interest of the Company (or another Company Subsidiary) in such Company Subsidiary. The Company and the Company Subsidiaries own, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries, free and clear of any Liens, other than transfer and other restrictions under applicable securities Laws, and all of such outstanding shares of stock or other equity securities have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights.

(g) The Company and the Company Subsidiaries do not own, directly or indirectly, any capital stock or equity interests of any other Person (other than the Company Subsidiaries).

Section 3.3. Authority.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and, subject to obtaining the Company Stockholder Approval, to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the effectuation of the Merger, to receipt of the Company Stockholder Approval. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent, Buyer, and Merger Sub of this Agreement, this Agreement constitutes the Company’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity (the “Enforceability Limitations”).

(b) The Company Board, at a meeting duly called and held, unanimously adopted resolutions (i) declaring that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and the Company’s stockholders, (ii) approving and declaring this Agreement and the transactions contemplated hereby, including the Merger, advisable and (iii) recommending that the Company’s stockholders adopt this Agreement.

Section 3.4. Consents and Approvals; No Conflicts.

(a) No consent, approval, clearance, permit or authorization of, or registration or filing with, or notice to, any Governmental Entity is required to be made or obtained by the Company or any Company Subsidiary in connection with the execution or delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, except for (i) any notices or filings by the Company with the HSR Act and the expiration or termination of any applicable waiting periods (or approval) thereunder, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL and (iii) the consents and approvals of the Governmental Entities set forth in Section 3.4(a) of the Company Disclosure Letter.

(b) The execution, delivery and performance of this Agreement by the Company does not, and the consummation by the Company of the transactions contemplated hereby will not: (i) conflict with or violate any provision of the Constituent Documents of the Company or any Company Subsidiary (assuming the Company Stockholder Approval is obtained), or (ii) assuming the filings, consents, approvals and waiting periods referred to in Section 3.4(a) are duly made, obtained or satisfied and the Company Stockholder Approval is obtained (A) violate any Law or Order, in either case, applicable to the Company or any Company Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in the loss of any benefit under, require a payment or incur a penalty under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any Company Subsidiaries under, any Material Contract except, in the case of this clause (ii), for such matters as, individually or in the aggregate, have not had and would not reasonably be expected to result in material liability to the Company and the Company Subsidiaries, taken as a whole.

Section 3.5. Financial Statements and Undisclosed Liabilities.

(a) Section 3.5 of the Company Disclosure Letter sets forth true and correct copies of: (i) the Company’s audited consolidated balance sheets as of December 31, 2016, December 31, 2015 and December 31, 2014 and statements of cash flows and changes in stockholders’ equity for the fiscal years ended December 31, 2016, December 31, 2015 and December 31, 2014 (the “Audited Financial Statements”); and (ii) the Company’s unaudited consolidated balance sheet as of June 30, 2017 (the “Balance Sheet Date”), and the related statements of income or operations for the six months ended June 30, 2017 (the “Unaudited Financial Statements”, together with the Audited Financial Statements, the “Financial Statements”).

(b) The Financial Statement (i) have been derived from the accounting books and records of the Company and the Company Subsidiaries, (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iii) fairly present, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries and the consolidated results of operations, stockholders’ equity and cash flows as of the dates and for the respective periods indicated (subject, in the case of the Unaudited Financial Statements, to normal year-end audit adjustments and the absence of notes, none of which individually or in the aggregate are material).

(c) The Company maintains internal controls over financial reporting that are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and the Company Subsidiaries are being made only in accordance with authorization of management and directors of the Company and that are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s (or the Company Subsidiaries’) assets that could have a material effect on the Company’s financial statements. The Company is not aware of any deficiencies in the design or operation of the internal control over financial reporting. Since January 1, 2014, the Company has not identified and has not been advised by the Company’s auditors of any fraud or allegation of fraud, whether or not material, that involves management or other employees of the Company who have a role in the Company’s or any of its Subsidiaries internal controls over financial reporting.

(d) The Company and the Company Subsidiaries do not have any liabilities or obligations of any nature (whether absolute, contingent, accrued or otherwise) that would be required to be disclosed on balance sheet prepared in accordance with GAAP, except for those liabilities and obligations (i) reflected or reserved against in the last balance sheet contained in the Unaudited Financial Statements, (ii) incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice, (iii) incurred in accordance with the transactions contemplated by this Agreement, (iv) that are executory obligations under Contracts, or (v) that, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

Section 3.6. Absence of Certain Changes or Events. Since the Balance Sheet Date through the date of this Agreement, (a) there has not been any event, change, condition, occurrence or effect, that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect and (b) the Company and the Company Subsidiaries have conducted their businesses in all material respects in the ordinary course of business.

Section 3.7. Legal Proceedings. There are no Proceedings pending, or to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of the Company or any of the Company Subsidiaries, except, in each case, for those Proceedings that, individually or in the aggregate, would not reasonably be expected to result in material liability to the Company and the Company Subsidiaries, taken as a whole, or prevent, materially delay or materially impair the Company’s ability to consummate the transactions contemplated by this Agreement. Neither the Company nor any of the Company Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except for those Orders that, individually or in the aggregate, would not reasonably be expected to (a) result in material liability to the Company and the Company Subsidiaries, taken as a whole, (b) impose material restrictions or limitations on the business or operations of the Company or any Company Subsidiary or (c) prevent, materially delay or materially impair the Company’s ability to consummate the transactions contemplated by this Agreement.

Section 3.8. Compliance with Laws; Permits.

(a) The Company and the Company Subsidiaries are, and since January 1, 2014 have been, in compliance with all (and have not violated any) applicable Laws and Orders, except for any failure to comply or violation that, individually or in the aggregate, would not reasonably be expected to (a) result in material liability to the Company and the Company Subsidiaries, taken as a whole, (b) impose material restrictions or limitations on the business or operations of the Company or any Company Subsidiary or (c) prevent, materially delay or materially impair the Company’s ability to consummate the transactions contemplated by this Agreement.

(b) Since January 1, 2014 through the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice, subpoena, written demand, or written inquiry from a Governmental Entity alleging non-compliance with or violation of any Law, Order or Permit. To the Knowledge of the Company, (i) no investigation (whether civil, criminal, administrative, investigative, formal or informal) by any Governmental Entity with respect to the Company or any Company Subsidiary is pending or threatened, nor (ii) has any Governmental Entity notified the Company in writing of an intention to conduct the same.

(c) The Company and each of the Company Subsidiaries hold and are in compliance with, and since January 1, 2014 have held and have been in compliance with, all Permits necessary for the lawful conduct of their business and the ownership and use of their properties and assets and each of such Permits is valid and in full force and effect, except where the failure to so hold or be in compliance with such Permit, individually or in the aggregate, would not reasonably be expected to (a) result in material liability to the Company and the Company Subsidiaries, taken as a whole, (b) impose material restrictions or limitations on the business or operations of the Company or any Company Subsidiary or (c) prevent, materially delay or materially impair the Company’s ability to consummate the transactions contemplated by this Agreement.

Section 3.9. Company Material Contracts.

(a) Except as set forth in Section 3.9(a) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries is, as of the date of this Agreement, a party to or bound by any Contract in effect as of the date of this Agreement:

(i) (A) with a customer or distributor that involved individual or aggregate payments or consideration to the Company or the Company Subsidiaries of more than $400,000 in the 12-month period ending on December 31, 2016 from such customer and its Affiliates or (B) with a supplier that involved individual or aggregate payments or consideration by the Company or the Company Subsidiaries to such supplier and its Affiliates of more than $400,000 in the 12-month period ending on December 31, 2016;

(ii) (A) that limits in any material respect the freedom of the Company or any Company Subsidiary to compete in any line of business, area or geographic region, or with any Person, including any Contract that requires the Company and any Company Subsidiary to work exclusively with any Person in any area or geographic region, or which by its terms would so limit the freedom of Parent or any of its Subsidiaries after the Effective Time, (B) that provides for “most favored nation” rights with respect to pricing (or other terms) to another Person or (C) that provides for exclusive or preferred purchasing arrangements or other provisions obligating the Company or Company Subsidiary to obtain its requirements for, or a minimum quantity of, certain products exclusively from any Person;

(iii) that relates to any joint venture, legal partnership, limited liability or other similar agreement or arrangements relating to the formation, creation, operation, management or control of any joint venture or legal partnership, in each case in which Company or any Company Subsidiary will be a party (other than with or among wholly-owned Company Subsidiaries);

(iv) that (A) is a credit agreement, loan agreement, indenture, security agreement, guarantee, note, mortgage or other Contract providing for or securing Indebtedness (or guaranteeing the Indebtedness of another Person), (B) (x) grants a Lien (other than a Permitted Lien) or (y) restricts the granting of Liens on any property or asset that is material to the Company and the Company Subsidiaries, taken as a whole, (C) provides for or relates to any interest, currency or hedging, derivatives or similar Contracts or (D) restricts payment of dividends or any distributions in respect of the equity interests of the Company or any of the Company Subsidiaries, provided, that clause (B)(y) shall be disregarded for purposes of Section 5.1;

(v) that relates to, involves or provides for the settlement of any current or former claim (A) which Contract materially restricts or imposes material obligations after the date of this Agreement upon the Company and the Company Subsidiaries, taken as a whole, or (B) which Contract would require the Company or the Company Subsidiaries to pay consideration of more than $50,000 after the date of this Agreement;

(vi) that is between (A) the Company or any of the Company Subsidiaries, on the one hand, and (B) any of directors or officers of the Company or the Company Subsidiaries (other than any compensatory arrangements, indemnification agreements and related Contracts with such officers) or holders of Company Capital Stock (or any Affiliates of such holders or any employees, officers or directors thereof) (other than restricted stock purchase agreements and similar Contracts executed substantially on the Company’s standard forms), on the other hand;

(vii) that grants any rights of first refusal, rights of first offer or other similar rights to any Person with respect to any material asset of the Company and the Company Subsidiaries, taken as a whole, or that contains a put, call or similar right pursuant to which the Company or any Company Subsidiary could be required to purchase or sell, as applicable, any equity interests of any Person;

(viii) that is for the acquisition or disposition (by merger, stock purchase or otherwise), of equity interests of any Person, pursuant to which the Company or any Company Subsidiary has continuing “earn out”, indemnification or other contingent obligations outstanding;

(ix) that obligates as of the date hereof the Company of any of the Company Subsidiaries to make any capital expenditure or investment not contemplated by the Capital Expenditure Budget in excess of  $200,000;

(x) that requires the Company or any of the Company Subsidiaries to provide any funds to or make any investment in (in each case, in the form of a loan, capital contribution or similar transaction) any Person (other than Company Subsidiaries);

(xi) under which the Company or any Company Subsidiary is granted any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property of a third party, which Contract is material to the Company and the Company Subsidiaries, taken as a whole any Contract, but excluding licenses for commercially available, off-the-shelf software (including software used by third parties to provide services through software as a service (SaaS) arrangements); or

(xii) under which (A) the Company or the Company Subsidiaries leases from any other Person any equipment or other tangible personal property providing for annual payments by the Company or the Company Subsidiaries in excess of  $200,000 or (B) the Company or the Company Subsidiaries leases or sublease any real property to any other Person; or

(xiii) except to the extent such Contract is described in clauses (i) through (xii) above (including any Contracts with customers, distributors or suppliers of the Company or the Company Subsidiaries), that calls for aggregate payments by, or other consideration from (or aggregate payments, or other consideration, to) the Company or the Company Subsidiaries of more than $200,000.

(b) The Contracts required to be listed in Section 3.9(a) of the Company Disclosure Letter are together referred to herein as the “Material Contracts.” The Company has made available to Parent true, correct and complete copies of each Material Contract, including any schedules, exhibits and amendments thereto.

(c) (i) Each Material Contract is valid and binding on the Company or a Company Subsidiary and is in full force and effect, and, to the Knowledge of the Company, is valid and binding on the other parties thereto, subject to the Enforceability Limitations, in each case other than any Material Contract that expires or is terminated by the Company in accordance with its terms following the date of this Agreement, and (ii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a breach or default on the part of the Company or any Company Subsidiary under any Material Contract or, to the Knowledge of the Company, any other party thereto, except, in each case of clauses (i) through (ii), as has not had and would not reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, neither the Company nor any Company Subsidiary is or has been in a material dispute with a counterparty to a Material Contract or have received written notice from any other party to a Material Contract that such other party intends to terminate or fail to renew any such Material Contract.

Section 3.10. Company Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Letter contains a true and complete list of all material Company Benefit Plans; provided, that, with respect to any (i) at-will employment or services agreement providing no (A) requirement for a termination notice period, (B) severance or other post-termination payments or benefits (other than benefits continuation coverage required by law) or (C) change in control related payments or benefits, only forms of such agreements will be scheduled, and (ii) Company Option and other equity award agreements, only forms of such agreements shall be scheduled (provided that a separate schedule providing any material terms, other than milestone or performance-based vesting conditions, that are not including in such forms is provided to the Buyer). Any form scheduled pursuant to the immediately prior sentence is substantially the same as, and contains all material terms of, any agreement such form represents. The Company has previously made available to Buyer, as applicable, current, accurate, true and complete copies of: (i) each material Company Benefit Plan (or, to the extent no such copy exists, an accurate description thereof); (ii) each trust agreement, administrative agreement, insurance policy or other funding Contract related to each such Company Benefit Plan; (iii) the most recent financial statements and the three most recent Forms 5500 with all attachments required to have been filed with respect to each such Company Benefit Plan; (iv) the most recently received IRS determination letters or opinion letters with respect to any such Company Benefit Plans that is intended to qualify under Section 401(a) of the Code, and any pending request for such letter; and (v) the most recent summary plan description for each such Company Benefit Plan, including any summary of material modifications required under ERISA.

(b) Each Company Benefit Plan has been established, operated and administered in all material respects in compliance and in accordance with its terms and applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder. Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter as to its qualification, or if such Company Benefit Plan is a prototype plan, the opinion or notification letter for each such Company Benefit Plan, and nothing has occurred that could reasonably be expected to cause the loss of such qualification. There are no material actions, suits or claims (other than routine claims for benefits in the normal course), investigations, audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened by the IRS or any other Governmental Entity with respect to any Company Benefit Plan.

(c) No event has occurred and to the Knowledge of the Company, no condition exists that would subject the Company, either directly or indirectly by reason of its affiliation with any other member of their “controlled group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code), to any material Tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable Laws relating to any employee benefit plan (as defined in Section 3(3) of ERISA).

(d) No Company Benefit Plan is, and neither the Company nor any Company Subsidiary currently, or has ever, maintained, contributed to, been required to contribute to or otherwise had any liability or obligations (contingent or otherwise) with respect to (i) any “employee pension plan,” as defined in Section 3(2) of ERISA, that is subject to Title IV of ERISA or Section 412 or Section 4971 of the Code, (ii) any “multiemployer plan” (as defined in ERISA Section 3(37)), or (iii) a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code.

(e) No Company Benefit Plan provides for medical or welfare benefits (through insurance or otherwise), or for the continuation of such benefits or coverage, in any case, after retirement or other termination of employment, except as may be required by Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code or similar state or foreign Law.

(f) Except as set forth in Section 3.10(f) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in conjunction with any other event) will, or could reasonably be expected to result in (i) any payment (including severance, unemployment compensation, forgiveness of Indebtedness or otherwise) becoming due to any current or former Company Employee under any Company Benefit Plan or otherwise, (ii) the acceleration of the time of payment or vesting, or increase the amount of compensation or benefits otherwise payable or due to any current or former Company Employee, (iii) an obligation to fund or otherwise set aside assets to secure to any extent any of the obligations under any Company Benefit Plan or (iv) limiting or restricting the right to amend, terminate or transfer the assets of any Company Benefit Plan on or following the Effective Time. No amount paid or payable as a result of the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement (either alone or in conjunction with any other event) will result in any “excess parachute payment” (within the meaning of Section 280G of the Code).

(g) Each Company Option has been granted with a per share exercise price at least equal to the fair market value of the underlying equity on the date of grant, and have not otherwise been subject to “modification” or “extension” within the meaning of Section 409A of the Code and associated Treasury Department guidance.

(h) No Company Benefit Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside of the United States.

Section 3.11. Labor Matters.

(a) There are, and since January 1, 2014 have been, no effort being made or threatened by or on behalf of any labor union, works council, employee committee or representative or other labor organization to authorize representation of any employees of the Company or any Company Subsidiary by any labor organization. Since January 1, 2014 no petition has been filed, nor has any Proceeding been instituted by any employee of the Company or any Company Subsidiary, group of employees of the Company or any Company Subsidiary, or labor organization with any labor relations board or commission seeking recognition of a collective bargaining or similar representative. Neither the Company nor any Company Subsidiary is a party to or otherwise bound by any collective bargaining agreement or other contract or agreement with any labor organization or other representative of any employees of the Company or any Company Subsidiary, nor is any such contract or agreement presently being negotiated.

(b) Neither the Company nor any Company Subsidiary has closed any plant or facility, effectuated any layoffs of employees or implemented any early retirement, separation or window program within the past three years, nor has the Company or any Company Subsidiary planned or announced any such action or program for the future.

Section 3.12. Taxes.

(a) The Company and the Company Subsidiaries have timely filed (or caused to be timely filed) all income and other material Tax Returns required to be filed by them, and all such Tax Returns are true, correct and complete in all material respects. The Company and the Company

Subsidiaries have paid (or caused to be paid) all income and other material Taxes due and payable by them and have withheld and paid all material Taxes that the Company or any of the Company Subsidiaries are obligated to withhold from amounts owing to any employee, former employee, independent contractor, shareholder, creditor or any other Person.

(b) No material deficiency for any Tax has been asserted or assessed against the Company or any of the Company Subsidiaries by a Tax authority in writing, other than any deficiency that has been fully paid, settled or withdrawn. Neither the Company nor any Company Subsidiary has waived any statute of limitations or agreed to any extension of time with respect to a material Tax assessment or deficiency. There are no Liens for Taxes on the assets of the Company or any Company Subsidiary other than Permitted Liens.

(c) No audit, examination, investigation or other proceeding in respect of any material Taxes or any income or other material Tax Return of the Company or any of the Company Subsidiaries is currently pending or threatened in writing.

(d) Neither the Company nor any of the Company Subsidiaries (i) is or has been a member of a group (other than a group which includes only the Company and/or the Company Subsidiaries) filing a consolidated, combined, affiliated, unitary or similar income Tax Return or (ii) has any liability for Taxes of any Person (other than the Company or any Company Subsidiary) arising from the application of Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, or otherwise by operation of Law.

(e) Neither the Company nor any of the Company Subsidiaries is a party to or bound by or has any obligation under any Tax allocation, sharing, indemnity, reimbursement or similar agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements the primary subject matter of which is not Tax matters).

(f) No written claim has been made by any Tax authority in a jurisdiction where the Company or any of the Company Subsidiaries has not filed a Tax Return that it is or may be subject to Tax by, or required to file Tax Returns in, such jurisdiction, other than any such claims that have been fully resolved.

(g) None of the Company or any of the Company Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(h) Neither the Company nor any of the Company Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Law).

(i) Neither the Company nor any of the Company Subsidiaries will be required to include a material item of income (or exclude a material item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in or incorrect method of accounting occurring prior to the Closing Date, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount received, or paid, prior to the Closing Date, (iv) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, (v) any intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) with respect to a transaction occurring on or prior to the Closing Date or (vi) an election under Section 108(i) of the Code (or any similar provision of state, local or non-U.S. Law) made on or prior to the Closing Date.

Section 3.13. Intellectual Property. Section 3.13 of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of all current or previously registered Intellectual Property and all pending applications therefor owned or exclusively licensed by Company or a Company Subsidiary. To the Knowledge of the Company, all unexpired registered Intellectual Property is valid and enforceable. As of the date of this Agreement, all unexpired registered Intellectual Property and pending applications are not subject to any pending or, to the Knowledge of the Company, threatened claim challenging their validity or enforceability. To the Knowledge of the Company, the Company or a Company Subsidiary is the sole owner of the items listed above, free and clear of all Liens and either the Company or a Company Subsidiary owns, is licensed, can acquire on reasonable terms or otherwise possesses the right to use, all Intellectual Property used in their respective businesses as currently or previously conducted. Except as set forth on Section 3.13 of the Company Disclosure Letter, (i) as of the date of this Agreement, there are no claims or other Proceedings pending or threatened in writing against the Company or any Company Subsidiary by any Person alleging that the conduct of the businesses of the Company and the Company Subsidiaries as currently or previously conducted would infringe upon any Intellectual Property right of any Person in the jurisdictions in which the Company and the Company Subsidiaries have operations, (ii) to the Knowledge of the Company, the Company and the Company Subsidiaries are not committing and have not committed any such infringement; and (iii) the Company and the Company Subsidiaries take reasonable efforts to protect their trade secrets. As of the date hereof, neither the Company nor any of the Company Subsidiaries has made any claim of a violation or infringement by others of its rights to or in connection with the Intellectual Property used in their respective businesses. To the Knowledge of the Company, no other party is infringing, misappropriating, diluting or otherwise violating the Company’s Intellectual Property.

Section 3.14. Environmental Matters. (a) There are no Materials of Environmental Concern present at or affecting any real property currently or formerly owned, leased or operated by the Company or the Company Subsidiaries or, to the Knowledge of the Company, any other real property, that in each case would reasonably be expected to result in a material liability to the Company or any Company Subsidiary, taken as a whole, (b) neither the Company nor the Company Subsidiaries has caused any condition at any location that has resulted in or could reasonably be expected to result in a material liability or other material obligation of the Company or any Company Subsidiary, taken as a whole (i) under any applicable Laws protecting the environment, quality of the ambient air, soil, surface water or groundwater, or natural resources or protecting human health and safety as relates to exposure to Material of Environmental Concern (“Environmental Laws”) or (ii) regarding any Materials of Environmental Concern and (c) neither the Company nor any of the Company Subsidiaries has expressly assumed or retained, by contract or operation of law, any material liabilities of another Person arising under any Environmental Laws or concerning any Materials of Environmental Concern.

Section 3.15. Real Property.

(a) Section 3.15(a) of the Company Disclosure Letter identifies all leases, subleases, licenses and other occupancy agreements in effect as of the date hereof pursuant to which the Company or a Subsidiary occupies real property (the “Leases”). Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect: (i) each Lease is valid, in full force and effect and enforceable against the Company or Company Subsidiary that is party thereto and (ii) the Company and the Company Subsidiaries are not in default (and there is no event or condition that after notice or lapse of time or both would constitute a default by the Company or any Company Subsidiary) under any Lease and, to the Knowledge of the Company, there is no default (or event or condition that after notice or lapse of time or both would constitute a default) by any other party thereto under any Lease.

(b) Neither the Company nor any Company Subsidiaries own any real property or interests in real property or any options to acquire such real property or interests therein.

Section 3.16. Insurance. Section 3.16 of the Company Disclosure Letter sets forth a list (including name of insurer, agent, coverage and expiration date) of all insurance policies in force on the date hereof with respect to the business and assets of the Company and the Company Subsidiaries. The Company and the Company Subsidiaries are in material compliance with their insurance policies and are not in material breach or default under any of the terms thereof. Each such policy is outstanding and in full force and effect and no insurer has refused, denied or disputed coverage of any outstanding claim made thereunder. All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

Section 3.17. Certain Regulatory Matters.

(a) (i) Each of the Company and each Company Subsidiary holds, and is operating in compliance in all material respects with, all Permits of the U.S. Food and Drug Administration (the “FDA”) and comparable foreign Governmental Entities required for the conduct of its respective business as currently conducted (collectively, the “FDA Permits”), including, but not limited to, pre-market notifications under section 510(k) of the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 360(k)) (“510(k)’s ”) and pre-market approval applications approved in accordance with 21 U.S.C. § 360(e) (“PMA’s”), and all such FDA Permits are in full force and effect; (ii) all of the 510(k)’s and PMA’s, or change the marketing classification or labeling of any such products for product of the Company and the Company Subsidiaries are exclusively owned by the Company or one of the Company Subsidiaries, and the FDA has not threatened in writing to suspend or revoke any such 510(k)’s or PMA’s and (iii) the manufacture, distribution, and marketing of the Company’s products (including components thereof) is in material compliance with all FDA Permits.

(b) Since January 1, 2014, each of the Company and each Company Subsidiary has operated and currently is in compliance in all material respects with applicable (i) Laws administered or enforced by the FDA; (ii) Laws relating to the Medicare and Medicaid programs, any other federal healthcare programs, any state healthcare or health insurance programs; (iii) Laws relating to healthcare fraud and abuse, including, without limitation, the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the federal False Claims Act (31 U.S.C. §§ 3729 et seq.), the federal Stark Law (42 U.S.C. § 1395nn), the federal False Statements Statute (42 U.S.C. § 1320a-7b(a)), the Exclusion Laws (42 U.S.C. § 1320a-7), the Beneficiary Inducement Statute (42 U.S.C. § 1320a-7a(a)(5)), and the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a); (iv) Laws relating to billing or claims for reimbursement submitted to any government or third-party payor; (v) any other applicable Laws relating to fraudulent, abusive or unlawful practices connected in any way with the provision or marketing of healthcare items or services; (vi) federal Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h) and similar state gift and disclosure laws; and (vii) Laws relating to health information privacy, including, but not limited to, the Health Insurance Portability and Accountability Act of 1996 and the Health Information Technology for Economic and Clinical Health Act of 2009. To the Knowledge of the Company, since January 1, 2014, there has been no material false or misleading information or material omission in any applications, submissions, or reports submitted by the Company to any Governmental Entity, including the FDA, in violation in any material respect of any applicable Law.

(c) Since January 1, 2014, neither the Company nor any Company Subsidiary has received any written notice from the FDA alleging that any operation or activity of the Company or any Company Subsidiary is in material violation of any applicable Law, nor received any “warning letters,” “untitled letters,” or similar communications from the FDA or comparable Governmental Entity. Since January 1, 2014, there have been no recalls, detentions, withdrawals, seizures, field notifications or corrections, field alerts, or termination or suspension of manufacturing requested or, to the Knowledge of the Company’s, threatened relating to the Company or any Company Subsidiary.

(d) The clinical, pre-clinical and other studies and tests conducted by, or on behalf of or sponsored by the Company or any Company Subsidiary and submitted to regulatory authorities to support regulatory clearance or approval of Company product were since January 1, 2014 and, if still pending, are being conducted in all material respect in accordance with applicable Laws, including, but not limited to, the Federal Food, Drug and Cosmetic Act and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 812. Since January 1, 2014, no investigational device exemption filed by or on behalf of the Company or any Company Subsidiary with the FDA has been terminated or suspended by the FDA, and the FDA has not commenced, or threatened to initiate, any action to place a clinical hold order on, or otherwise terminate or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of the Company or any Company Subsidiary.

(e) Since January 1, 2014, neither the Company nor any Company Subsidiary has received any written notice from the FDA of any pending or threatened investigation in respect of the Company, any Company Subsidiary or any of the Company directors, officers, and employees, or any products of the Company or any Company Subsidiary, pursuant to the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. None of the Company, the Company Subsidiaries nor, to the Knowledge of the Company, any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a material debarment or exclusion under 21 U.S.C. Section 335a. Since January 1, 2014, neither the Company nor any Company Subsidiary has received any written notice of any pending or threatened claims, actions, proceedings or investigations that would reasonably be expected to result in such a material debarment or exclusion against the Company, any of the Company Subsidiaries or any of their respective officers, employees or agents. Neither the Company nor any Company Subsidiary (i) is a party to a Corporate Integrity Agreement with the U.S. Department of Health and Human Services Office of Inspector General, or (ii) has had any reporting obligations pursuant to any settlement, deferred prosecution, consent decree, or any other agreement entered into with any Governmental Entity.

Section 3.18. Inventory. All material inventory of raw materials, components, and final finished products are in good and usable condition, has been manufactured and stored in accordance with applicable good manufacturing practices in all material respects and can reasonably be anticipated to be used and consumed in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been or will be, as applicable, written off or written down to fair market value and, in each case, for which adequate reserves in accordance with GAAP have been established to the extent required by GAAP. The Company has accurate records of the location of all such material inventory and the expiration dates for all such material inventory, if applicable.

Section 3.19. Product Liability. There are no (a) outstanding or, to the Knowledge of the Company, threatened, claims for or based upon breach of product or service warranty, indemnity or guaranty or similar claim, strict liability in tort, negligent design of product, negligent provision of services, failure to warn or any other allegation of liability, including or arising from the materials, design, testing, manufacture, packaging, labeling (including instructions for use), or sale of its Products or from the provision of services, in each case other than complaints by customers in the ordinary course of business which have not resulted in any Proceedings or (b) to the Knowledge of the Company, design defects, failures to provide adequate warning, or manufacturing deficiencies that would provide a reasonable basis for any product liability suit or similar claim or suit against the Company or any Company Subsidiary.

Section 3.20. Transactions with Affiliates. Neither the Company, nor any of the Company Subsidiaries, is party to any Contract with any (i) officer or director of the Company or any Company Subsidiaries, other than as directly related to such person’s employment or service with the Company or any Company Subsidiary, (ii) Person that is the beneficial owner of five percent (5%) or more of the outstanding Company Capital Stock or (iii) Affiliate or family member of any such officer, director or stockholder.

Section 3.21. Stockholder Vote Required. The Company Stockholder Approval is the only vote of holders of any class or series of securities of the Company necessary to adopt this Agreement or to approve the Merger and the other transactions contemplated hereby.

Section 3.22. Brokers. Other than J.P. Morgan, neither the Company nor any of the Company Subsidiaries has engaged any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fee, commission or finder’s fee in connection with any of the transactions contemplated hereby.

Section 3.23. No Other Representations or Warranties. Except for the representations and warranties of Parent, Buyer, and Merger Sub contained in Article IV, the Company acknowledges that neither Parent, Buyer, Merger Sub, nor any Person acting on their behalf makes any other express or any implied representations or warranties whatsoever and specifically (but without limiting the generality of the foregoing) that neither Parent, Buyer, Merger Sub, nor any Person acting on their behalf makes any representation or warranty with respect to (i) Parent or any of its Affiliates, any of their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any other matter relating to Parent or any of its Affiliates or (ii) any documentation, forecasts, budgets, projections, estimates or other information provided by Parent or any Person acting on its behalf to the Company, any Affiliate of the Company or any Person acting on any of their behalf. The Company has not relied on any such information or any representation or warranty not set forth in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT, BUYER, AND MERGER SUB

Except as otherwise disclosed in the corresponding section of the letter (the “Parent Disclosure Letter”) delivered to the Company by Parent at the time of the execution of this Agreement (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent) or as disclosed in any forms, reports, schedules, statements and documents filed or furnished by Parent with or to the SEC on or after January 1, 2016 and prior to the date of this Agreement (excluding any risk factor disclosures contained under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), Parent, Buyer and Merger Sub represent and warrant to the Company as follows:

Section 4.1. Organization and Corporate Power.

(a) Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, Buyer is a private limited company duly incorporated and validly existing under the Laws of Ireland and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and each of Parent, Buyer and Merger Sub have all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent has made available to the Company copies of the Constituent Documents of Parent, Buyer and Merger Sub in effect on the date of this Agreement. Each of Parent, Buyer and Merger Sub is not in violation of any provision of its Constituent Documents, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Merger Sub was formed solely for the purposes of engaging in the transactions contemplated by this Agreement and Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 4.2. Authority. Each of Parent, Buyer and Merger Sub has all requisite power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance by each of Parent, Buyer and Merger Sub of this Agreement and the consummation by Parent, Buyer and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent, Buyer and Merger Sub. Each of Parent, Buyer and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company of this Agreement, this Agreement constitutes Parent’s, Buyer’s and Merger Sub’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by the Enforceability Limitations.

Section 4.3. Consents and Approvals; No Conflicts.

(a) No consent, approval, clearance, permit or authorization of, or registration or filing with, or notice to, any Governmental Entity is required to be made or obtained by Parent, Buyer or any Affiliate thereof in connection with the execution or delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, except for (i) compliance by Parent with the HSR Act and (ii) such other consents, approvals, clearances, permits, authorizations, registrations, filings or notices that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by each of Parent, Buyer and Merger Sub does not and the consummation by each of Parent, Buyer, and Merger Sub of the transactions contemplated hereby will not (i) conflict with or violate any provision of the Constituent Documents of Parent, Buyer, or Merger Sub, or (ii) assuming the filings, consents, approvals and waiting periods referred to in Section 4.3(a) are duly made, obtained or satisfied (A) violate any Law or Order, in either case, applicable to Parent or any Affiliate thereof or any of their respective properties or assets or (B) violate, conflict with, result in the loss of any benefit under, require a payment or incur a penalty under, constitute a default

(or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any Affiliate thereof under, any Contract to which Parent, Buyer or any Affiliate thereof is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of the foregoing clause (ii), for such matters as, individually or in the aggregate, have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4. Legal Proceedings. There are no Proceedings pending, or to the Knowledge of Parent, threatened against Parent, Buyer or any Affiliate thereof or any of their respective assets, rights or properties or any of the officers or directors of Parent, Buyer or any Affiliate thereof, except, in each case, for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent, Buyer nor any Affiliate thereof nor any of their respective properties, rights or assets is or are subject to any Order, except for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.5. Brokers. Except for Guggenheim Securities, LLC, no broker, finder or investment banker will be entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, Buyer or any Affiliate thereof.

Section 4.6. Availability of Funds. Parent and Buyer currently have access to sufficient available funds in cash or cash equivalents, and will at the Closing have sufficient available funds, in cash, to make the payments required to be made by Buyer on the Closing Date.

Section 4.7. Absence of Parent Material Adverse Effect. Since July 2, 2017, through the date of this Agreement, there has not been any event, change, condition, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.8. No Other Representations or Warranties.

(a) Parent, Buyer and Merger Sub acknowledge that: (a) except for the specific representations and warranties made by the Company in Article III, it is not relying upon any representation or warranty of the Company, the Company Subsidiaries or any of their respective representatives, members, managers, employees, officers, directors, stockholders or Affiliates, nor upon the accuracy of any projections, estimates, presentations, predictions, statements, information (including financial information) or other materials made available or given to Parent, Buyer, Merger Sub or their Affiliates or Representatives; (b) it has had access to the Company and the Company Subsidiaries’ books and records, contracts, agreements and documents, and employees, agents and Representatives; and (c) Parent, Buyer, and Merger Sub have had an opportunity to seek accounting, legal and other advice or information in connection with its entry into this Agreement and the other documents referred to herein relating to the consummation of the transactions contemplated hereby and thereby.

(b) Parent, Buyer and Merger Sub acknowledges and agrees that except for the representations and warranties of the Company set forth in Article III, none of the Company, the Company Subsidiaries or any of their respective Representatives, members, managers, employees, officers, directors, stockholder or Affiliates (or Representatives of such Affiliates), has made, and shall not be deemed to have made, any other express or any implied representations or warranties whatsoever and specifically (but without limiting the generality of the foregoing) that, except for the representations and warranties of the Company set forth in Article III, neither the Company, the Company Subsidiaries, nor any Person acting on their behalf had made any representation or warranty with respect to (i) the Company, or any of its Affiliates, any of their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any other matter relating to the Company, or any of its Affiliates or (ii) any projections, estimates, presentations, predictions, statements, information (including financial information) or other materials (written or oral) made available to Parent, Buyer, Merger Sub or their Affiliates or Representatives, including due diligence or “data room” materials, or in any presentation concerning the business of the Company and Company Subsidiaries in connection with the transactions contemplated hereby or otherwise, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder. Parent, Buyer, Merger Sub and their Affiliates or Representatives have not relied on any such projections, estimates, presentations, predictions, statements, information (including financial information) or other materials in executing, delivering and performing this Agreement and the transactions contemplated hereby, and none of the Company, the Company Subsidiaries or any of their respective Representatives, members, managers, employees, officers, directors, stockholder or Affiliates (or Representatives of such Affiliates) shall have or be subject to any liability to Parent, Buyer, Merger Sub, their Affiliates or Representatives or any other Person resulting from such projections, estimates, presentations, predictions, statements, information (including financial information) or other materials (or omissions related thereto) or any reliance thereon by Parent, Buyer, Merger Sub, their Affiliates or Representatives or any other Person.

ARTICLE V

COVENANTS

Section 5.1. Company Conduct of Business Prior to the Effective Time. Except (i) as set forth in Section 5.1 of the Company Disclosure Letter, (ii) as expressly contemplated by this Agreement, (iii) as required by applicable Law or (iv) with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed, provided that if Parent does not respond to any request within five Business Days, such consent is deemed to be given), during the period from the date of this Agreement to the Effective Time (A) the Company shall, and shall cause the Company Subsidiaries to: (1) conduct its business in the ordinary course consistent with past practice and (2) use commercially reasonable efforts to maintain and preserve its present business organization, maintain in effect all Contracts and Permits as necessary to operate their businesses, keep available the services of officers and key employees and maintain relationships with customers, suppliers and others having material business relationships with it and (B) in furtherance of, and without limiting the generality of the foregoing, the Company shall not, and shall cause the Company Subsidiaries to not:

(a) (A) amend or otherwise change the Company’s Constituent Documents and (B) with respect to any Company Subsidiaries, amend or otherwise change their Constituent Documents in any material respect;

(b) adjust, split, combine or reclassify any capital stock or other equity interest in the Company or any Company Subsidiary or enter into any agreement or plan to effect a merger, consolidation, share exchange, reorganization, dissolution or liquidation;

(c) issue, grant, sell, dispose of, redeem or repurchase any equity securities or equity-based award in the Company or any Company Subsidiaries, or securities convertible into, or exchangeable or exercisable for, any such equity securities or awards, or any rights of any kind to acquire any such equity securities or such convertible or exchangeable securities, other than (i) the issuance of shares of Company Common Stock upon the exercise of Company Options outstanding as of the date hereof in accordance with their terms, (ii) the issuance of shares of Company Common Stock upon the conversion of shares Company Preferred Stock outstanding as of the date hereof in accordance with their terms, and (iii) the repurchase of Company Common Stock pursuant to Company repurchase rights arising upon termination of service of a Company Employee;

(d) declare, set aside, make or pay any non-cash dividend or other non-cash distribution, with respect to any of Company Capital Stock or other shares of capital stock or equity interests (except for any dividend or distribution by a wholly-owned Company Subsidiary to the Company or another wholly-owned Company Subsidiary);

(e) sell, license, transfer, or otherwise dispose of (whether by merger, consolidation or sale of stock or assets or otherwise), any capital stock of any Company Subsidiaries, businesses, material assets or material rights (including Intellectual Property) of the Company or the Company Subsidiaries, in each case other than dispositions of inventory, equipment and other assets in the ordinary course of business consistent with past practice and the incurrence of Liens on property of the Company and the Company Subsidiaries;

(f) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other entity or any business or material assets in each case other than purchases of supplies, equipment and other assets in the ordinary course of business consistent with past practice and other than any capital expenditures contemplated by clause (i) below;

(g) (A) incur, assume, refinance or guarantee any Indebtedness or issue any debt securities, or assume or guarantee any Indebtedness of any person other than ordinary course trade payables, credit card obligations, and Indebtedness incurred from to time under the Credit Facilities, in each case in the ordinary course of business consistent with past practice or (B) enter into (or terminate) any swap or hedging transaction or other derivative agreement;

(h) make any loans or capital contributions to, or investments in, any other Person, other than to any Company Subsidiary;

(i) except for expenditures contemplated by and consistent with the capital expenditure budgets set forth on Section 5.1(i) of the Company Disclosure Letter (the “Capital Expenditure Budget”), make, or commit to make, or otherwise authorize any capital expenditures in excess of $200,000 in the aggregate;

(j) other than as required by Law or by Company Benefit Plans existing on the date hereof (A) except in the ordinary course of business consistent with past practice for employees of the Company or its Subsidiaries who have an annual base salary below $175,000 (“Non-Management Employees”), increase the compensation of, or benefits payable or to become payable or provided to, any Company Employee, (B) adopt, enter into, amend or terminate any Company Benefit Plan (or any plan, arrangement, agreement, program or policy that would be a Company Benefit Plan if it were in existence as of the date of this Agreement), (C) hire or terminate (other than for cause) the employment of any employee other than Non-Management Employees, (D) loan or advance any money or other property to any Company Employee, other than routine advances for business expenses in the ordinary course of business consistent with past practice, (E) grant any cash bonus or any cash incentive compensation outside the ordinary course of business consistent with past practice, (F) grant any severance, termination pay, retention, or change in control benefits to any current or former Company Employee, other than any termination pay or severance granted in the ordinary course of business consistent with past practice or (G) grant any equity or equity-based compensation;

(k) except in the ordinary course of business consistent with past practice or with respect to the payoff of the Credit Facilities, enter into, amend in any respect, waive compliance with any rights with respect to, or cancel, fail to renew or terminate any Material Contract or Contract which if entered into prior to the date hereof would be a Material Contract, provided, that if any action is of a nature contemplated and permitted by another subsection of this Section 5.1, the Company shall not require a separate consent pursuant to this subsection (k);

(l) enter into any Contract involving or providing for the settlement of any claims or threatened claim (or series of related claims): (A) which Contract materially restricts or imposes material non-monetary obligations on the Company or any Company Subsidiary or (B) which Contract involves payments by the Company or any Company Subsidiaries after the date hereof in excess of $100,000 (excluding any amounts that may be paid under existing insurance policies);

(m) (i) announce, implement or effect any reduction in force, layoff or other program resulting in the termination of Company Employees, in each case, that would trigger the WARN Act or (ii) recognize any union or other labor organization as the representative of any Company Employees or enter into any collective bargaining agreement with any union or other labor organization;

(n) make any changes in its methods, practices or policies of financial accounting, except as may be required under Law, rule, regulation or U.S. GAAP;

(o) (i) make, change or revoke any material Tax election, (ii) file any amended material Tax Returns, (iii) settle or compromise any material Tax liability of the Company or any Company Subsidiary, (iv) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes of the Company or any Company Subsidiaries, (v) enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund, or (vi) make any material changes in its methods, practices or policies of Tax accounting; and

(p) agree, resolve or commit to take any of the actions prohibited by this Section 5.1.

Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ respective operations.

Section 5.2. Access to Information.

(a) From the date of this Agreement through the earlier of the Effective Time and the termination of this Agreement, the Company shall afford to Parent and its Affiliates (and its and their Representatives), upon reasonable notice by Parent, reasonable access during normal business hours to its and the Company Subsidiaries’ properties, books and records, and to its and the Company Subsidiaries’ officers, employees, accountants, counsel and other Representatives and the Company shall make available to Parent all information concerning its business, properties and personnel as Parent may reasonably request; provided that the Company shall not be required to provide such access or furnish such information if the Company in good faith reasonably believes that doing so would reasonably be expected to (i) breach or violate any applicable Law relating to the exchange of information, (ii) result in the loss of attorney-client privilege or attorney work product privilege or (iii) violate any confidentiality obligation with respect to such information; provided, further, that the Parties agree to collaborate in good faith to make alternative arrangements to allow for such access or disclosure in a manner that does not result in the events set out in clauses (i), (ii) or (iii) above. No investigation by Parent or its Representatives shall constitute a waiver of or otherwise affect the representations, warranties, covenants or agreements of the Company set forth herein. Any access to any Company properties shall be subject to the Company’s reasonable security measures and the applicable requirements of the Leases and shall not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including, without limitation, any Phase I or Phase II environmental assessments.

(b) All information furnished by a Party or any of its Representatives to another Party or its Representatives pursuant to this Agreement (including Section 5.2(a)) shall be subject to the provisions of the Confidentiality Agreement.

Section 5.3. Reasonable Best Efforts.

(a) The Company and Parent agree to make (or cause to be made) an appropriate filing of a Notification and Report Form pursuant to the HSR Act on the date of this Agreement or within one Business Day following the date hereof (pursuant to which Parent and the Company shall request early termination of the applicable waiting period under the HSR Act).

(b) Subject to the terms and conditions of this Agreement, each of Parent, Buyer, Merger Sub and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to (i) consummate the transactions contemplated hereby and to cause the conditions set forth in Article VI to be satisfied as promptly as practicable (and in any event prior to the Outside Date); (ii) prepare as promptly as practicable all necessary applications, notices, filings, requests and other documents to be made or filed by such Party (and cooperate with the other Parties with respect to any applications, notices, filings, requests and other documents to be made or filed by the other Parties) in connection with the transactions contemplated by this Agreement; and (iii) obtain as promptly as practicable all consents, approvals, clearances, permits, authorizations, registrations, filings or notices from any Governmental Entity (or other Person) which is required to be obtained in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, Parent and its Subsidiaries and the Company and the Company Subsidiaries shall not be required (and without the prior consent of Parent, the Company and its Subsidiaries shall not), take any action with respect to any order or any applicable Law or in order to obtain any approval, consent or clearance which is not conditioned upon the consummation of the Merger.

(c) Subject to the other provisions of this Agreement, including those set forth elsewhere in this Section 5.3, each of the Company, on the one hand, and Parent, Buyer and Merger Sub, on the other hand, shall (i) to the extent permitted by applicable Law, promptly inform the other Party in writing of any substantive communication (oral and written) received by such party from, or given by such Party to, any Governmental Entity with respect to any applications, notices, filings or requests made (or any consents, approvals or clearances sought to be obtained) in connection with the transaction contemplated by this Agreement (including keeping the other Parties apprised, on a current basis of the status thereof); (ii) to the extent permitted by applicable Law, promptly inform the other Party in writing of any substantive communication (oral and written) received by such Party from, or given by such Party to, any Person that is not a Governmental Entity in connection with any Proceeding (or threatened Proceeding) by such Person regarding or arising out of this Agreement or the transactions contemplated by this Agreement; (iii) consult with the other Parties (subject to applicable Law relating to the exchange of information) in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party relating to any applications, notices, filings or requests made (or any consents, approvals or clearances sought to be obtained) in connection with the transaction contemplated by this Agreement; (iv) use reasonable best efforts to furnish to the other Party and, upon request, to any Governmental Entities such information and assistance as may be reasonably requested in connection with the foregoing, including by responding promptly to and using reasonable best efforts to comply fully with any request for additional information or documents under any applicable Law; and (v) not independently participate in any meeting (including telephonic meetings) with any Governmental Entity in connection with the foregoing without giving the other Party sufficient prior notice of the meeting (including telephonic meetings) and, to the extent permitted by such Governmental Entity, the opportunity to attend and/or participate in such meeting (including telephonic meetings). Notwithstanding anything in this Section 5.3 to the contrary, materials provided by or on behalf of Parent or Buyer to the Company or its counsel or the Company to Parent or its counsel may be redacted to the extent necessary (a) to remove references concerning Parent’s, Buyer’s or the Company’s valuation analyses with respect to the Company and the Company Subsidiaries, (b) as necessary to comply with Contracts in effect on the date hereof, (c) to address reasonable concerns regarding attorney-client privilege or (d) to remove personal, proprietary and other confidential business information.

(d) Without limiting the generality of anything contained in this Section 5.3, the Company shall use its reasonable best efforts to obtain any consents or approvals from any Persons (other than Governmental Entities) that are necessary or advisable in connection with the transactions contemplated by this Agreement. In the event that the Company shall fail to obtain any such third-party consent, the Company shall use its reasonable best efforts, and shall take such actions as are reasonably requested by Parent and Buyer, to minimize any adverse effect upon the Company and the Company Subsidiaries resulting, or which would reasonably be expected to result, after the Effective Time, from the failure to obtain such consent. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any such approval or consent with respect to any transaction contemplated by this Agreement, (i) none of the Company or any Company Subsidiary shall be required to, or, without the prior written consent of Parent, shall, pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such person and (ii) none of Parent, Buyer, Merger Sub or any of their Affiliates shall be required to pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation.

Section 5.4. Notification of Certain Matters. Each Party shall give reasonably prompt written notice to the other Party, if to such Party’s Knowledge, (a) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date or (b) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided that (i) nothing in this Section 5.4 shall be deemed to affect, modify or condition the obligations of each party to effect the Closing and (ii) any breach of this Section 5.4 shall be deemed excluded for purposes of determining whether the conditions set forth in either Section 6.2(b) or Section 6.3(b) have been satisfied, for purposes of termination under Section 7.1(d), and for purposes of any indemnification pursuant to Section 8.2.

Section 5.5. Publicity. Promptly following the execution of this Agreement, Parent and the Company shall issue a joint press release relating to the transactions contemplated by this Agreement, the text of which shall be mutually agreed by Parent and the Company. Following the issuance of such joint press release, each of Parent and the Company shall consult with each other before issuing any press release or public statement with respect to this Agreement, the Merger or the other transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent (not to be unreasonably withheld, delayed or conditioned) of the other Party; provided that a Party may, without obtaining the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances), issue such press release or make such public statement as may upon the advice of outside counsel be required by applicable Law. Without limiting the foregoing, Parent and the Company shall use reasonable efforts to cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other Party, and the Company shall consult with Parent regarding communications with customers, stockholders and employees related to the transactions contemplated hereby.

Section 5.6. Director & Officer Indemnification.

(a) For a period of six years after the Effective Time, Buyer will cause the Surviving Corporation to indemnify, defend and hold harmless, to the same extent required by the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement and as permitted under applicable Law, all past and present directors and officers of the Company and any Company Subsidiary (each, together with such person’s heirs, executors or administrators, a “Company Indemnified Party”) against any liabilities, damages, costs or expenses (including reasonable attorneys’ fees and expenses) incurred in connection with any Proceeding (whether asserted before or after the Effective Time) arising out of acts or omissions occurring at or prior to the Effective Time in connection with such Company Indemnified Party having served as a director or officer of the Company or a Company Subsidiary or having served at the request of the Company as a director, officer or employee of any other corporation, limited liability company, partnership, joint venture, employee benefit plan, trust or other business, and, to the same extent that such Company Indemnified Parties have the right to advancement of expenses from the Company as of the date of this Agreement, to provide advancement of expenses to any such Company Indemnified Party, subject to receipt of an undertaking from such Company Indemnified Party to repay such advanced amounts if it is determined by a court of competent jurisdiction in a final judgment that such Company Indemnified Party was not entitled to indemnification. Parent shall cause the Surviving Corporation (or any successor) to include and maintain in effect, for a period of six (6) years after the Effective Time, the provisions regarding indemnification and elimination of liability of directors that are in the Company’s Constituent Documents as in effect as of the date of this Agreement. Parent shall cause the Surviving Corporation to honor all indemnification agreements with any Company Indemnified Party in effect as of the date of this Agreement only to the extent such indemnification agreements are set forth in Section 5.6(a) of the Company Disclosure Letter.

(b) The Company shall, at or prior to the Closing, at the direction of the Buyer, purchase tail coverage under the Company’s current directors’ and officers’ liability insurance policy for the benefit of each Company Indemnified Party, which provides coverage for period of six (6) years after the Effective Time for acts or omissions occurring on or prior to the Effective Time with terms and conditions which are not less advantageous to such Company Indemnified Parties than the terms and conditions of the existing directors’ and officers’ liability insurance policy of the Company. The expense of such tail coverage shall be a Transaction Expense hereunder.

(c) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any Person, then, in each such case to the extent so required, Parent shall cause proper provision to be made so that such successor or assign of the Surviving Corporation assumes the obligations set forth in this Section 5.6.

(d) The provisions of this Section 5.6 are intended to be for the benefit of, and will be enforceable by, the Company Indemnified Parties following the Closing and are in addition to, and not in substitution for, any other rights to indemnification, advancement or contribution that any such Person may have by Law, Contract or otherwise.

Section 5.7. Employee Matters.

(a) Effective as of the Effective Time, Parent shall provide, or shall cause the Surviving Corporation to provide, to employees of the Company or its Subsidiaries who continue to be employed by the Parent or the Surviving Corporation or any Subsidiary thereof (the “Continuing Employees”), until December 31, 2018, (i) base salary and bonus opportunities (excluding equity or equity-based compensation) that are no less favorable than those provided by the Company immediately prior to the Effective Time and (ii) employee benefits that are, in the aggregate, no less favorable than those made available pursuant to employee benefit plans of Parent that are applicable to similarly situated employees of Parent and its affiliates, while such Continuing Employees remain employed by the Surviving Corporation or Parent. Parent will adopt and maintain a retention plan for Continuing Employees on the terms set forth on Section 5.7(a) of the Company Disclosure Letter. Parent (x) will give, or cause the Surviving Corporation to give, each Continuing Employee credit for the Continuing Employee’s service with the Company or its Subsidiaries (as applicable) prior to the Effective Time for purposes of eligibility, vesting and entitlement to amount of vacation, sick leave and severance benefits (but not benefit accrual under any defined benefit pension plan), to the same extent such service was recognized under a similar Company Benefit Plan, including with respect to providing matching contributions based on years of service under any 401(k) plan maintained by the Parent, except in each case, to the extent such treatment would result in duplicative benefits and (y) will use commercially reasonable efforts to allow such Continuing Employees to participate in each plan providing welfare benefits, including medical, life insurance, long-term disability insurance and long-term care insurance, without regard to preexisting-condition limitations, waiting periods, evidence of insurability or other exclusions or limitations not imposed on the Continuing Employee by the corresponding Company Benefit Plans immediately prior to the Effective Time and will provide credit for any co-payments and deductibles for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any such plans that may apply after the Closing Date for the calendar year in which the Continuing Employee begins participation in such plans of the Parent. All vacation accrued by Continuing Employees under the vacation policies of the Company or its subsidiaries or predecessors shall be carried over by Parent at Closing and, after Closing, shall be governed by Parent’s applicable vacation policies.

(b) Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Corporation or any affiliate of Parent, or, subject to Section 2.6, shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Surviving Corporation, the Company or any affiliate of Parent and the Continuing Employee or any severance, benefit or other applicable plan or program covering such Continuing Employee. Notwithstanding any provision in this

Agreement to the contrary, nothing in this Section 5.7 shall (i) be deemed or construed to be an amendment or other modification of any Company Benefit Plan or employee benefit plan of Parent, Buyer, or Merger Sub, (ii) create any third party rights in any Person or (iii) alter or limit the ability of the Surviving Corporation, Parent or any of their respective affiliates to amend, modify or terminate any Company Benefit Plan or other employee benefit program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.

(c) Parent will cause the Surviving Corporation to honor the annual cash incentive awards applicable to such Continuing Employee for calendar year 2017. The Surviving Corporation will pay to Continuing Employees such 2017 bonus in the ordinary course (and at the time ordinarily paid) based on actual results for the 2017 fiscal year, provided, that if any Continuing Employee is involuntarily terminated by the Surviving Corporation without cause prior to the bonus payment date, a prorated portion of such bonus shall be paid to such terminated Continuing Employee.

(d) The Company Board (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is reasonably necessary to terminate any 401(k) plans maintained by the Company or any of its Subsidiaries (collectively, the “Company 401(k) Plans”), effective as of the day prior to the Closing Date. The Company shall provide Parent with a reasonable opportunity to review and comment on such resolutions and any documents prepared in connection with such corporate actions prior to the adoption of such resolutions or taking of such actions. Following the Effective Time and as soon as practicable following the termination of the Company 401(k) Plans, the assets thereof shall be distributed to the participants. Parent or the Surviving Corporation shall permit the Continuing Employees who are then actively employed to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), including loans, in the form of cash, in an amount equal to the full account balance (including loans) distributed to such Continuing Employees from the Company 401(k) Plans to Parent’s or the Surviving Corporation’s applicable 401(k) plan.

(e) The Company shall provide Parent with a copy of any material written communications intended for broad-based and general distribution to any current or former employees of the Company or any of the Company Subsidiaries if such communications relate to any of the transactions contemplated by this Agreement, and, to the extent practicable, shall provide Parent with a reasonable opportunity to review and comment on such communications prior to distribution.

Section 5.8. 280G Stockholder Vote. Prior to the Closing, the Company shall: (i) use commercially reasonable efforts to secure from each of the Persons who is a “disqualified individual” (as defined in Section 280G(c) of the Code) and has received or would reasonably be expected to receive any payments, rights or benefits which, in the absence of approval by the shareholders in a manner that complies with Section 280G(5)(B) of the Code and Treasury Regulation Section 1.280G-1 (the “280G Shareholder Approval”), would be deemed to constitute “parachute payments” under Section 280G of the Code (the “Potential 280G Benefits”), a waiver of such Person’s rights to some or all of such Potential 280G Benefits (the “Waived Benefits”) so that all remaining Potential 280G Benefits applicable to such Person shall not be deemed to be “parachute payments” that would be non-deductible under Section 280G of the Code; (ii) solicit the 280G Shareholder Approval of any Waived Benefits; (iii) prior to seeking any waiver or the 280G Shareholder Approval deliver to Buyer drafts of such 280G Shareholder Approval related-documents and provide Buyer a reasonable opportunity to review and comment on all calculations, waivers, consents, disclosures and other documents prepared in connection with the actions described in this Section 5.8 (the Company’s acceptance of Buyer’s reasonable comments shall not be unreasonably withheld), and (iv) not pay the Waived Benefits for which the 280G Shareholder Approval was not obtained.

Section 5.9. Payoff of Credit Facilities. The Company shall arrange for customary payoff letters and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all then-outstanding indebtedness of, and commitments under, the Credit Facilities, and shall deliver prepayment and termination notices in accordance with the terms of the Credit Facilities (provided that such prepayment and termination notices may be conditional on the occurrence of the Closing).

Section 5.10. Stockholder Consents. Following the date that a written consent evidencing the Company Stockholder Approval is delivered to Parent, the Company shall use its reasonable best efforts to obtain (and deliver to Parent) consents from each holder of shares of Company Capital Stock who did not execute such written consent evidencing the Company Stockholder Approval, evidencing such holder’s waiver of all appraisal rights under Section 262 of the DGCL and such holder’s approval of the provisions of Section 9.12 (Stockholder Representative) as it relates to such holder. The Company shall send such notices and information to the holders of Company Capital Stock as may be required under its Constituent Documents and applicable Law and shall provide drafts of such materials to Parent and Buyer with a reasonable opportunity prior to the expected mailing or distribution date for Parent’s and Buyer’s review and comment and the Company’s acceptance of reasonable comments from Parent or Buyer shall not be unreasonably withheld.

Section 5.11. Exclusivity. On and after the date of this Agreement and through the Closing (or the earlier termination of this Agreement), the Company and its Affiliates shall not, and the Company shall cause its directors, officers, employees, agents and other representatives to not, directly or indirectly (i) take any action to solicit, encourage, initiate or engage in discussions or negotiations with, or provide any information to, or otherwise cooperate in any way with, any Person (other than Parent, Buyer, Merger Sub and their respective representatives) concerning any merger or recapitalization involving the Company, sale of five percent or more of the capital stock of the Company or the Company Subsidiaries, or five percent or more of the assets of the Company and the Company Subsidiaries, taken as a whole (measured based on either book value or fair market value), or similar transaction.

Section 5.12. Debt Financing.

(a) Prior to the Closing, the Company and Company Subsidiaries shall use their reasonable best efforts to provide all cooperation reasonably requested in writing by Parent and Buyer in connection with Parent and/or Buyer arranging debt financing in connection with the transactions contemplated by this Agreement, which debt financing may be incurred before or following the Closing (the “Debt Financing”), including all cooperation reasonably requested to enable Parent, Buyer and their Representatives to prepare financial statements, including pro forma financial statements, in compliance with applicable SEC requirements for use in a registered or unregistered offering of debt securities in connection with such Debt Financing and to enable accountants of Parent and/or the Company to audit or review such financial statements, including, if requested by Parent, using reasonable best efforts to (x) provide a customary representation letter in such form as is reasonably required by accountants of Parent and/or the Company, as applicable, with such facts and assumptions as reasonably determined by such accountants in order to make such certificate accurate, signed by the individual(s) responsible for the Company’s financial reporting, as prescribed by generally accepted auditing standards as promulgated by the Auditing Standards Divisions of the American Institute of Public Accountants in order to enable an independent public accountant to render an opinion on such financial statements, (y) cause the auditor of the Company’s financial statements to provide its consent to the inclusion of such report, without exception or qualification, with respect to the Audited Financial Statements in any offering document of the Parent or Buyer or any report of the Parent or Buyer filed with the SEC, and (z) to provide to Parent and its underwriters, or the equivalent in an unregistered offering of securities, appropriate comfort letters in accordance with the American Institute of Public Accountants’ professional standards and to participate in due diligence sessions customarily conducted in connection with the provision of comfort letters. In furtherance of the foregoing, the Company shall use its reasonable best efforts to provide to Parent and Buyer the Company’s unaudited consolidated balance sheet as of September 30, 2017, and the related statements of income or operations for the three- and nine-month periods ended September 30, 2017 as soon as reasonably practicable following the end of the Company’s third quarter of 2017 period but in no event later than October 30, 2017.

(b) For the avoidance of doubt, nothing herein shall require the Company or any of the Company Subsidiaries to (A) waive or amend any terms of this Agreement or pay or agree to pay any fees or reimburse any expenses in connection with the Debt Financing contemplated by Section 5.12, (B) enter into any definitive agreement, document or instrument with respect to the Debt Financing contemplated by Section 5.12, (C) give any indemnities with respect to the Debt Financing contemplated by Section 5.12 that are effective prior to the Effective Time, (D) take any action with respect to the Debt Financing contemplated by Section 5.12 that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business of the Company or the Company Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of the Company Subsidiaries, (E) provide any information the disclosure of which is prohibited or restricted under applicable Laws or is legally privileged (provided, further, that the Parties agree to collaborate in good faith to make alternative arrangements to allow for such access or disclosure in a manner that does not result in a violation of Law or loss of privilege), or (F) take any action that will conflict with or violate its organizational documents or any applicable Laws or would result in a violation or breach of, or default under, any Contract to which the Company or any of the Company Subsidiaries is a party. Notwithstanding any other provision of this Agreement, nothing in this Agreement will require (A) any officer or Representative of the Company or any of the Company Subsidiaries to (x) execute or deliver any definitive agreement, certificate, document, instrument or opinion in connection with the Debt Financing that would be effective prior to the Effective Time, or (y) take any other action pursuant to Section 5.12(a) that could reasonably be expected to result in personal liability to such officer or Representative or that would be effective prior to the Effective Time, or (B) the members of the Company Board as of the date hereof to approve the Debt Financing or any alternative financing or Contracts related thereto.

(c) All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent, Buyer and Merger Sub will be permitted to disclose such information to any Debt Financing sources and other financial institutions and investors that are or may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto, or (ii) are subject to other confidentiality undertakings reasonably satisfactory to the Company and of which the Company is a beneficiary.

(d) If this Agreement is terminated, upon request by the Company, Parent and Buyer shall promptly (and in any event within thirty (30) calendar days of invoice) reimburse the Company and the Company Subsidiaries for all out-of-pocket costs and expenses (including legal fees and expenses) incurred by the Company and/or any of the Company Subsidiaries in connection with providing the cooperation contemplated by Section 5.12(a) to the extent such expenses were in excess of the expenses the Company and the Company Subsidiaries would have incurred in the absence of the cooperation obligations in Section 5.12(a).

(e) Parent and Buyer shall indemnify and hold harmless the Company and the Company Subsidiaries, and each of their respective Representatives, from and against any and all losses, damages, claims, interest, costs or expenses (including legal fees and expenses), awards, judgments, penalties and amounts paid in settlement suffered or incurred by any of them in connection with the Debt Financing, including providing the support and cooperation contemplated by Section 5.12(a) and any information utilized in connection therewith (other than written information provided by or on behalf of the Company, the Company Subsidiaries or any of their respective Representatives for use in connection with the Debt Financing).

(f) Parent, Buyer and Merger Sub each acknowledge and agree that (i) the obtaining of (or failure to obtain) the Debt Financing or any other financing is not a condition to the Closing; (ii) the consummation of the transactions contemplated by this Agreement shall not be delayed or postponed as a result of the obtaining of (or failure to obtain) the Debt Financing, and (iii) it shall continue to be obligated to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Debt Financing or any other financing.

(g) Any breach of this Section 5.12 shall be deemed excluded for purposes of determining whether the conditions set forth in either Section 6.2(b) or Section 6.3(b) have been satisfied, for purposes of termination under Section 7.1(d), and for purposes of any indemnification pursuant to Section 8.2.

Section 5.13. Tax Matters.

(a) For any Pre-Closing Tax Period or Straddle Period of the Company or any of the Company Subsidiaries, Buyer shall timely prepare or cause to be prepared and shall file or cause to be filed with the appropriate taxing authorities all Tax Returns required to be filed; provided that Buyer shall permit the Stockholder Representative to review and comment on each such Tax Return prior to the filing thereof, and Buyer shall not file any such Tax Return without the prior written approval of the Stockholder Representative, which approval shall not be unreasonably withheld or delayed. Buyer shall pay all Taxes due with respect to such Tax Returns described in the preceding sentence; provided that any such amounts shall be released to Buyer from the Indemnity Escrow Funds to the extent required under Section 8.2(a)(iii).

(b) In the case of any Straddle Period, the amount of Taxes allocable to the portion of the Straddle Period ending on the Closing Date shall be deemed to be:

(i) In the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period; and

(ii) In the case of Taxes not described in (i) above (such as Taxes that are based upon or related to income or receipts, based upon occupancy or imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible)), the amount of any such Taxes shall be determined as if such Tax period ended as of the close of business on the Closing Date, except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service after the Closing, shall be allocated on a per diem basis.

(c) To the extent permitted under applicable Law, the taxable year of the Company that includes the Closing Date shall close, and in any event shall be treated as Closing, at the end of the day on the Closing Date for all income Tax purposes, and all income Tax Returns shall be filed consistently with the foregoing.

(d) In the event that Parent delivers a Deferral Notice pursuant to Section 1.2(b), any deductions arising from the payment of the Closing Date Aggregate Option Payment Amount, any other compensatory payments arising from the transactions contemplated by this Agreement and the payment of Transaction Expenses, in each case made at or substantially contemporaneous with the Closing, shall be treated as having been paid on the Satisfaction Date for purposes of calculating the Buyer Indemnified Parties’ right to indemnification for Taxes pursuant to this Agreement.

(e) Parent, Buyer, the Company, each of the Company Subsidiaries and the Stockholder Representative shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and other representatives to reasonably cooperate, in preparing and filing all Tax Returns and in resolving all disputes and audits with respect to all periods relating to Taxes, including by maintaining and making available to each other all records necessary in connection with Taxes and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder.

(f) Without the prior written consent of the Stockholder Representative (which consent shall not be unreasonably withheld, conditioned or delayed), Buyer shall cause the Company and the Company Subsidiaries not to (i) make, change or rescind any Tax election with respect to any Pre-Closing Tax Period, (ii) amend any Tax Return with respect to any Pre-Closing Tax Period, (iii) file any Tax Return with respect to a Pre-Closing Tax Period in a jurisdiction in which the Company did not file previously (unless Buyer reasonably determines that such filing is necessary based on a change in circumstances occurring after the taxable period in respect of any previously filed Tax Return), (iv) engage in any voluntary disclosure or similar process with any taxing authority with respect to any Pre-Closing Tax Period, (v) extend the statute of limitations with respect to any Tax with respect to any Pre-Closing Tax Period, or (vi) take any other action with respect to any Pre-Closing Tax Period, in each case that would reasonably be expected to have the effect of increasing the liability of the former holders of Company Capital Stock or Company Options for Taxes pursuant to Article VIII of this Agreement.

(g) Tax Claims.

(i) With respect to any claim for indemnification for a breach of a representation or warranty contained in Section 3.12 or a covenant contained in Section 5.1(o) or under Section 8.2(a)(iii) (a “Tax Claim”) relating to a Pre-Closing Tax Period, the Stockholder Representative shall, solely at the cost and expense of the holders of shares of Company Capital Stock, control all proceedings and may make all decisions taken in connection with such Tax Claim and, without limiting the foregoing, may in its sole discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any taxing authority with respect thereto, and may, in its sole discretion, either pay the Tax claimed or contest the Tax Claim in any permissible manner; provided, however, that the Stockholder Representative must first consult, in good faith with Buyer before taking any action with respect to the conduct of such Tax Claim. Notwithstanding the foregoing, the Stockholder Representative shall not settle such Tax Claim without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed and Buyer, and counsel of its own choosing, shall have the right to participate fully in all aspects of the prosecution or defense of such Tax Claim if it reasonably determines that such Tax Claim could have a material adverse impact on the Taxes of the Company or any of the Company Subsidiaries in a Tax period or portion thereof beginning after the Closing Date.

(ii) Buyer shall control all proceedings taken in connection with any Tax Claim relating to Taxes of the Company or any of its Subsidiaries for a Straddle Period; provided, however, that Buyer shall not settle such Tax Claim without the prior written consent of the Stockholder Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 5.14. Directors. The Company shall use reasonable best efforts to obtain the resignation of all of the members of the board of directors of the Company (and of the board of directors or similar governing body for each Company Subsidiary), who are in office immediately prior to the Closing, which resignations shall be effective at, and conditioned upon the occurrence of, the Closing.

Section 5.15. Buyer and Merger Sub Compliance. Parent shall cause Buyer and Merger Sub to comply with all of Buyer and/or Merger Sub’s obligations under or relating to this Agreement. Merger Sub shall not engage in any business which is not in connection with the merger with and into the Company pursuant to this Agreement.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1. Conditions to Obligations of Each Party. The respective obligations of each Party to consummate the Merger are subject to the satisfaction of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by the applicable Party):

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) No Legal Restraints. No Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, enacted or issued by any Governmental Entity of competent jurisdiction that prohibits or makes illegal the consummation of the Merger.

(c) Regulatory Approvals. The waiting period (and any extensions thereof) under the HSR Act applicable to the Merger shall have expired or been terminated.

(d) Charter Amendment. The Charter Amendment is effective.

Section 6.2. Conditions to Obligations of Parent, Buyer and Merger Sub to Effect the Merger. The obligations of Parent, Buyer and Merger Sub to consummate the Merger are subject to the satisfaction (or waiver by Parent) of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.1(a) and (b), Section 3.3, Section 3.21 and Section 3.22 shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), (ii) the representations and warranties of the Company contained in Section 3.2 shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), excluding any inaccuracies which are fully accounted for in the calculation of the Fully Diluted Share Number at Closing, (iii) the representations and warranties of the Company contained in Section 3.6(a) shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date, and (iv)

the other representations and warranties of the Company set forth in this Agreement shall be true and correct (in each case without giving effect to any materiality or Company Material Adverse Effect qualifier therein), as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except in the case of this clause (iv) where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Covenants. The Company shall have performed or complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to the Closing.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing any Company Material Adverse Effect.

(d) Officer’s Certificate. Parent and Buyer shall have received a certificate signed on behalf of the Company by an executive officer certifying that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied.

(e) Other Deliverables. Parent and Buyer shall have received the following:

(i) the Escrow Agreement duly executed by the Stockholder Representative and the Escrow Agent;

(ii) the Paying Agent Agreement duly executed by the Stockholder Representative and the Paying Agent;

(iii) a copy of executed payoff letters in respect of the Credit Facilities; and

(iv) a duly authorized and executed certificate from the Company, in a form reasonably satisfactory to Parent and Buyer, in accordance with Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h) certifying that the sale of the Company Capital Stock and other transactions contemplated by this Agreement are exempt from withholding pursuant to Section 1445 of the Code.

Section 6.3. Conditions to Obligations of the Company to Effect the Merger. The obligation of the Company to consummate the Merger is subject to the satisfaction at or prior to the Closing of the following conditions (which may be waived in whole or in part by the Company):

(a) Representations and Warranties. The representations and warranties of Parent and Merger set forth in this Agreement shall be true and correct (in each case without giving effect to any materiality or Parent Material Adverse Effect qualifier therein), as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Covenants. Parent, Buyer, and Merger Sub shall have performed or complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by each of them prior to the Closing.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing any Parent Material Adverse Effect.

(d) Officer’s Certificate. The Company shall have received a certificate signed on behalf of Parent by an executive officer certifying that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied.

(e) Other Deliverables. The Company shall have received the following:

(i) the Escrow Agreement duly executed by the Buyer and the Escrow Agent; and

(ii) the Paying Agent Agreement duly executed by Buyer and the Paying Agent.

ARTICLE VII

TERMINATION

Section 7.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing (with any termination by Parent also being an effective termination by Buyer and Merger Sub):

(a) By the mutual written consent of Parent and the Company;

(b) By either of Parent or the Company, by written notice to the other:

(i) if the Merger shall not have been consummated on or before November 30, 2017 (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any Party whose failure to perform in all material respects its obligations under this Agreement was a primary cause of the failure of the Merger to have been consummated by the Outside Date; or

(ii) if any Governmental Entity of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the Merger and such Order shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any Party unless such Party shall have used its reasonable best efforts to oppose any such Order and to have such Order vacated or made inapplicable to such Merger;

(c) by the Company, by written notice to Parent, if Parent, Buyer or Merger Sub shall have breached any of its representations, warranties, covenants or agreements set forth in this Agreement, such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would be incapable of being satisfied by the Outside Date and, if such breach is curable, following notice of such breach by the Company to Parent such breach is not cured within thirty days (or the Business Day before the Outside Date, if earlier); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c) if the Company is in material breach of any of its covenants or agreements contained in this Agreement, which breach has not been cured;

(d) by Parent, by written notice to the Company, if the Company shall have breached any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would be incapable of being satisfied by the Outside Date and, if such breach is curable, following notice of such breach by the Company to Parent such breach is not cured within thirty days (or the Business Day before the Outside Date, if earlier); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if Parent, Buyer or Merger Sub is in material breach of any of its covenants or agreements contained in this Agreement, which breach has not been cured; or

(e) by Parent, by written notice to the Company, if written consents evidencing the Company Stockholder Approval are not delivered to Parent within 24 hours following the time this Agreement is executed and delivered by the Parties.

Section 7.2. Effect of Termination. In the event of the termination of this Agreement in accordance with Section 7.1, this Agreement shall forthwith become void and have no effect, and there shall not be any liability or obligation on the part of any Party hereto (or any of its Representatives or Affiliates) to another Party, except that (i) the provisions of this Section 7.2 and Article IX shall survive such termination and (ii) no such termination shall relieve any Party from liability to any other Party for willful and material breach of this Agreement. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an action by the breaching Party (or failure to act by the breaching Party) with the Knowledge that the taking of such action (or failure to take such action) would, or would reasonably be expected to, cause a breach of this Agreement.

ARTICLE VIII

INDEMNIFICATION

Section 8.1. Survival.

(a) The representations and warranties contained in this Agreement shall survive the Closing Date hereunder and continue in full force and effect until the date that is fifteen months following the Closing Date, except that (i) the representations and warranties contained in Section 3.1 (Organization and Corporate Power), Section 3.2 (Capitalization), Section 3.3 (Authority), Section 3.21 (Stockholder Vote Required), Section 3.22 (Brokers), Section 4.1 (Organization and Corporate Power), Section 4.2 (Authority) and Section 4.5 (Brokers) (and any corresponding representations made in the closing certificate provided pursuant to Section 6.2(d) or Section 6.3(c)) shall survive indefinitely, (ii) the representations and warranties contained in Section 3.12 (Taxes) shall survive until the date that is 60 days after the expiration of the applicable statute of limitations (after giving effect to any extensions or waivers), and (iii) the representations and warranties contained in Section 3.10 (Company Benefit Plans) and Section 3.17 (Certain Regulatory Matters), shall survive until the date that is thirty-six months following the Closing Date. The representations and warranties set forth in clauses (i) and (ii) are the “Specified Representations”.

(b) Each of the covenants and agreements contained herein that are to be performed following the Closing shall survive the Closing and continue in full force and effect in accordance with their terms.

Section 8.2. Indemnification.

(a) From and after the Closing, Parent, Buyer, the Surviving Corporation and their Affiliates and each of their respective officers, directors, employees, agents and other Representatives (each, a “Buyer Indemnified Party”) shall be indemnified and held harmless from and against any and all Losses incurred or suffered by a Buyer Indemnified Party, arising out of, or resulting from:

(i) any breach of or inaccuracy in any representation or warranty of Company as of the date of this Agreement or as of the Closing Date as if made on and as of such date; provided that for purposes of determining both (x) the amount of any Losses and (y) whether there has been any such breach or inaccuracy, any qualifications as to materiality or Company Material Adverse Effect or similar qualifiers shall be disregarded;

(ii) any breach of or failure by the Company to perform, or cause to be performed, any of the covenants or obligations contained in this Agreement;

(iii) (A) any liability or obligation for Taxes of the Company or any Company Subsidiary, for any Tax period ending on or before the Closing Date (“Pre-Closing Tax Period”) or with respect to any Tax period that begins on or before and ends after the Closing Date (“Straddle Period”), for the portion thereof ending on the Closing Date, in each case except to the extent such amounts have been included in (and resulted in a reduction to) the Final Purchase Price or (B) any liability or obligation (as a result of Treasury Regulations Section 1.1502-6 or otherwise) for Taxes of any Person (other than Company or any of the Company Subsidiaries) which is or has ever been affiliated with Company or any of the Company Subsidiaries or with whom Company or any of the Company Subsidiaries otherwise joins or has ever joined (or is or has ever been required to join) in filing any consolidated, combined, unitary, aggregate or similar Tax Return, prior to the Closing Date except, in each case, any Taxes taken into account as a Current Liability in calculating Net Working Capital, any Transaction Payroll Taxes and any transfer Taxes arising out of or resulting from the transactions contemplated by this Agreement; or

(iv) any Indebtedness of the Company or the Company Subsidiaries incurred, assumed or otherwise arising prior to the Closing or any Transaction Expenses, in each case to the extent not taken into account in the calculation of the Estimated Purchase Price and the Final Purchase Price.

(b) The sole and exclusive remedy of the Buyer Indemnified Parties with respect to indemnification under Section 8.2(a) of this Agreement shall be: (i) first, to the extent there are sufficient Indemnity Escrow Funds to satisfy such indemnification obligation, by release of Indemnity Escrow Funds to the applicable Buyer Indemnified Parties in accordance with the procedures set forth in this Agreement and the Escrow Agreement and (ii) second, by reducing any Milestone Payment dollar-for-dollar by the amount of such indemnification obligation in accordance with Section 8.4(b). Other than with respect to actual fraud or with respect to matters for which the remedy of specific performance, injunctive relief or other non-monetary equitable remedies are available, the sole and exclusive remedy of all parties from and after the Closing with respect to any breach of this Agreement shall be limited to this Article VIII. The Buyer Indemnified Parties shall not be entitled to indemnification for any Losses that are in the nature of punitive or special damages (except to the extent a Buyer Indemnified Party pays to any third party any such damages) and, in calculating the amount of any Losses, no methodology related to the “diminution in value” of the Company shall be used.

(c) Notwithstanding anything herein to the contrary, the Buyer Indemnified Parties shall not be entitled to indemnification pursuant to Section 8.2(a)(i) until (A) with respect to any given claim for Losses, such claim is individually in excess of $50,000 (the “Individual Basket Amount”) (it being understood that the Buyer Indemnified Parties may recover for the full amount of such Losses once the claim exceeds such Individual Basket Amount), and (B) the aggregate Losses of the Buyer Indemnified Parties with respect to indemnification claims pursuant to Section 8.2(a)(i) that individually exceed the Individual Basket Amount exceeds on a cumulative basis an amount equal to $3,000,000; provided that, in each case of clauses (A) and (B), the foregoing limitation shall not apply with respect to breaches of or inaccuracies in the Specified Representations of the Company.

(d) Notwithstanding anything herein to the contrary, the Buyer Indemnified Parties shall not be entitled to any indemnification arising out of any Losses (i) for any Taxes arising in any taxable period (or portion thereof) beginning after the Closing Date attributable to a breach of the representations in Section 3.12 other than the representation in Section 3.12(e), or (i), (ii) based on the amount or availability of any Tax asset or attribute (e.g., any net operating loss carryover or tax credit carryover) of the Company or its Subsidiaries, or the ability of Buyer or its Subsidiaries to utilize any such Tax asset or attribute for any taxable period commencing on or after the Closing or (iii) for Taxes arising from actions of Buyer or its Affiliates on the Closing Date after the Closing outside the ordinary course of business.

(e) From and after the Closing, Buyer shall indemnify each holder of shares of Company Capital Stock (each, a “Seller Indemnified Party”) from and against any and all Losses incurred or suffered by such Seller Indemnified Party arising out of, resulting from, or relating to (A) any breach of or inaccuracy in any representation or warranty of Parent, Buyer or Merger Sub as of the date of this Agreement or as of the Closing Date as if made on and as of such date; provided that for purposes of determining both (i) the amount of any Losses and (ii) whether there has been any such breach or inaccuracy, any qualifications as to materiality or Parent Material Adverse Effect or similar qualifiers shall be disregarded and (B) any breach of or failure by Parent, Buyer or Merger Sub to perform, or cause to be performed, any of the covenants or obligations contained in this Agreement.

(f) The Buyer shall use commercially reasonable efforts to mitigate any Losses claimed under this Article VIII upon Buyer becoming aware of such Losses.

(g) The amount of any and all Losses for which indemnification is provided pursuant to this Article VIII will be net of any reduction in taxes actually realized (determined on a “with or without” basis) by a Buyer Indemnified Party (as determined in its reasonable discretion exercised in good faith) by reason of payment of such obligation or liability (taking into account any tax cost or reduction in such tax benefits by reason of receipt of the indemnification payment) and any amounts of any insurance proceeds, other indemnification payments, contribution payments or reimbursements actually received (net of any deductibles and the costs and expenses incurred in obtaining such proceeds, payments or reimbursements) by the Buyer Indemnified Party with respect to such Losses or any of the circumstances giving rise thereto, which the Buyers shall use commercially reasonable efforts to seek. For the avoidance of doubt, if the Buyer is entitled to claims or payments in respect of the same factual circumstances under more than one provision of this Agreement, it will only be entitled to recover indemnification for any specific Loss once under the provisions of this Agreement.

Section 8.3. Procedure for Indemnification.

(a) Any Buyer Indemnified Party or Seller Indemnified Party seeking indemnification under Section 8.2 (an “Indemnified Party”) shall, in the case of a Buyer Indemnified Party, promptly notify in writing the Stockholder Representative and, in the case of a Seller Indemnified Party, promptly notify in writing the Buyer (any such notice, a “Notice of Claim”); provided, however, that no delay on the part of any Indemnified Party in providing such notice shall adversely affect the rights of the Indemnified Party under Section 8.2. The Notice of Claim shall set forth in reasonable detail (i) the date and nature and basis of such claim and (ii) a good faith estimate of the amount of such claim. The Indemnified Party shall provide any information reasonably requested by the Stockholder Representative or the Buyer, as the case may be, in relation to such claim.

(b) If a claim for indemnification is with respect to a Proceeding by a third-party against an Indemnified Party, the Stockholder Representative, in the case of a claim by a Buyer Indemnified Party and Buyer, in the case of a claim by a Seller Indemnified Party (the Stockholder Representative or Buyer, as applicable, the “Indemnifying Party”), shall be entitled (but not obligated) to defend the Indemnified Party against such Proceeding with counsel selected by the Indemnifying Party (subject to the reasonable approval of the Indemnified Party) at the Indemnifying Party’s sole cost and expense; provided however that prior to assuming such control of the Proceeding, the Indemnifying Party acknowledges in writing that it is obligated to indemnify the Indemnified Party with respect to such Proceeding to the extent provided for in, and subject to the limitations of, this Article VIII. The Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement with respect to such Proceeding without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed), unless the judgment or proposed settlement (i) involves only the payment of money damages against which the Indemnified Party is indemnified in full by release of Indemnity Escrow Funds at the time of such settlement, (ii) releases the Indemnified Party and its Affiliates from all liability or obligation in connection with such Proceeding, (iii) does not impose an injunction or other equitable relief upon the Indemnified Party or its Affiliates and (iv) does not involve a finding or admission of any violation of applicable Law or other wrongdoing by the Indemnified Party or its Affiliates. If the Indemnifying Party elects to assume the defense of such a Proceeding, the Indemnified Party shall, at the Indemnifying Party’s sole cost and expense, cooperate in all reasonable respects with the Indemnifying Party and its attorneys in such defense. In any such Proceeding, the Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at its own expense unless representation of both the Indemnified Party and the Indemnifying Party by the same counsel would represent a conflict of interest for such counsel under applicable standards of professional conduct for attorneys, in which case the Indemnifying Party will pay (including through release of Indemnity Escrow Funds to make such payments) the reasonable fees and expenses of such counsel. This Section 8.3(b) shall not apply to any Tax Claim, which shall be governed by Section 5.13.

Section 8.4. Release of Funds from Escrow and Offset of Milestone Payments.

(a) Any indemnification payment that a Buyer Indemnified Party is entitled to pursuant to this Article VIII shall be paid, to the extent there are sufficient Indemnity Escrow Funds, by release of Indemnity Escrow Funds to such Buyer Indemnified Party by the Escrow Agent within five Business Days after the date notice of such proposed release is given to both the Stockholder Representative and the Escrow Agent, except if the Stockholder Representative delivers a written objection to Buyer (with a copy to the Escrow Agent) objecting to such release, in which case Indemnity Escrow Funds shall only be released upon the final resolution of such objection (either pursuant to agreement between Buyer and the Stockholder Representatives or by an Order from a court of competent jurisdiction ordering the release of such funds by the Escrow Agent).

(b) On the date that is 15 months after the Closing Date, the Escrow Agent shall release the remaining Indemnity Escrow Funds (to the extent not utilized to pay for any indemnification claims hereunder) for disbursement to the former holders of Company Capital Stock, Company Warrants and Company Options as set forth below, except that the Escrow Agent shall retain all or a portion of the Indemnity Escrow Funds then held by the Escrow Agent in an amount reasonably necessary to satisfy the outstanding claims for indemnification under this Article VIII asserted prior to the such date but not yet resolved (“Unresolved Claims”). If there are any remaining Indemnity Escrow Funds after satisfaction of all indemnity claims (including Unresolved Claims) under this Article VIII, Buyer and the Stockholder Representative shall jointly instruct the Escrow Agent to release (1) to the Paying Agent an amount equal to the Indemnity Escrow Release Per Share Payment owed, with respect to all shares of Company Capital Stock and Company Warrants, to the former holders of shares of Company Capital Stock and Company Warrants and (2) to the Company an amount equal to the aggregate Indemnity Escrow Release Per Share Payment owed, with respect to all Company Options, to the former holders of Company Options. The Paying Agent shall promptly disburse the funds received pursuant to this Section 8.4(b) to the former holders of Company Capital Stock and Company Warrants and the Company shall promptly disburse, through the Company’s payroll (or by check for any holder who is not a current employee of the Company), the funds received pursuant to this Section 8.4(b) to the former holders of Company Options, in each case in accordance with Article II.

(c) In the event there are any claims for indemnification by a Buyer Indemnified Party that are for an amount greater than the then-remaining Indemnity Escrow Funds (such claims, “Offset Claims” and the aggregate amount of such Offset Claims minus the then-remaining Indemnity Escrow Funds, the “Aggregate Offset Amount”), if any Milestone Payment would otherwise become due following the time such Offset Claims have been made, such Milestone Payment shall be reduced dollar-for-dollar by the Aggregate Offset Amount and if the Aggregate Offset Amount is greater than such Milestone Payment, any further Milestone Payments that would otherwise become due following such time shall also be reduced dollar-for-dollar until and to the extent the Milestone Payments that would otherwise have become due have been reduced, in the aggregate, by amount equal to the Aggregate Offset Amount. In the event all Offset Claims are finally resolved (either pursuant to agreement between Parent and the Stockholder Representatives or by a final, non-appealable order from a court of competent jurisdiction) for an amount (the aggregate amount for all Offset Claims, the “Offset Final Resolution Amount”) that is less than the Aggregate Offset Amount, then Buyer shall (and Parent shall cause Buyer to) deposit (1) with the Paying Agent an amount equal to the aggregate Offset Claims Per Share Payment owed, with respect to all shares of Company Capital Stock and Company Warrants, to the former holders of shares of Company Capital Stock and Company Warrants and (2) with the Company an amount equal to the aggregate Offset Claims Per Share Payment owed, with respect to all Company Options, to the former holders of Company Options. The Paying Agent shall promptly disburse the funds received pursuant to this Section 8.4(c) to the former holders of Company Capital Stock and Company Warrants and the Company shall promptly disburse, through the Company’s payroll (or by check for any holder who is not a current employee of the Company), the funds received pursuant to this Section 8.4(c) to the former holders of Company Options, in each case in accordance with Article II.

(d) “Offset Claims Per Share Payment” means an amount equal to the quotient of (A) (i) the Aggregate Offset Amount minus (ii) the Offset Final Resolution Amount divided by (B) the then-applicable Fully Diluted Share Number.

(e) Notwithstanding anything herein to the contrary, Milestone Payments shall not be reduced by more than $36,250,000 as a result of indemnification claims pursuant to Section 8.2(a)(i); provided that the foregoing limitation shall not apply with respect to breaches of or inaccuracies in the Specified Representations of the Company.

(f) The Parties shall treat any indemnification payment made pursuant to this Article VIII as an adjustment to the Final Purchase Price for income Tax purposes.

ARTICLE IX

MISCELLANEOUS

Section 9.1. Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after obtaining the Company Stockholder Approval, by written agreement of the Parties hereto at any time prior to the Closing Date with respect to any of the terms contained herein; provided, that following receipt of such stockholder approval, no amendment, modification or supplement of this Agreement shall be made that by applicable Law requires any further approval or authorization of such stockholders, without such approval or authorization by such stockholders.

Section 9.2. Extension; Waiver. At any time prior to the Closing, each Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions of the other Parties contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

Section 9.3. Expenses. Except as otherwise provided in this Agreement, all fees and expenses incurred by the Parties hereto shall be borne solely by the Party that has incurred such fees and expenses whether or not the Merger is consummated.

Section 9.4. Notices. All notices and other communications in connection with this Agreement will be in writing and will be deemed duly given (a) on the date of delivery if delivered personally, by facsimile or by electronic mail so long as confirmation of delivery is obtained or (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service. All notices in connection with this Agreement will be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

(a) if to Parent, Buyer or Merger Sub, to:

Teleflex Incorporated

550 E. Swedesford Rd., Suite 400

Wayne, Pennsylvania 19087

Attention:             James J. Leyden

Facsimile No.:     (610) 225-8780

Email:                  james.leyden@teleflex.com

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention:             Mario Ponce

Facsimile No.:     (212) 455-2502

Email:                  mponce@stblaw.com

(b) if to the Company, to:

NeoTract, Inc.

4473 Willow Road, Suite 100

Pleasanton, California 94588

Attention:             Jason Throne, Vice President, General Counsel

Email:                  jthrone@neotract.com

with a copy to:

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

Attention: Philip H. Oettinger

Facsimile No: (650) 493-6811

Email: poettinger@wsgr.com

and

Wilson Sonsini Goodrich & Rosati, P.C.

1 Market Street, Suite 3300

San Francisco, California 94105

Attention: Robert T. Ishii

Facsimile No: (415) 947-2099

Email: rishii@wsgr.com

(c) if to the Stockholder Representative, to:

Shareholder Representative Services LLC

950 17th Street, Suite 1400

Denver, CO 80202

Attention: Managing Director

Email: deals@srsacquiom.com

Facsimile No.: (303) 623-0294

Telephone No: (303) 648-4085

with a copy to:

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

Attention: Philip H. Oettinger

Facsimile No: (650) 493-6811

Email: poettinger@wsgr.com

and

Wilson Sonsini Goodrich & Rosati, P.C.

1 Market Street, Suite 3300

San Francisco, California 94105

Attention: Robert T. Ishii

Facsimile No: (415) 947-2099

Email: rishii@wsgr.com

Section 9.5. Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof.

Section 9.6. Third Party Beneficiaries. This Agreement is not intended to confer any rights (including the right to rely upon the representations, warranties and covenants set forth herein), benefits, remedies, obligations or liabilities upon any Person other than the Parties hereto and their respective successors and assigns, except that (i) following the Effective Time, the provisions of Section 5.6 shall be enforceable by each Company Indemnified Party and his or her heirs, executors or administrators and representatives, (ii) following the Effective Time, the provisions of Article II with respect to the rights of holders of shares of Company Capital Stock and Company Options to receive the payments set forth in Article II shall be enforceable by such holders, and (iii) following the Effective Time, the provisions of Section 5.7 shall be enforceable by the Stockholder Representative.

Section 9.7. Severability. If any term, provision, covenant or restriction (or part thereof) of this Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, are not affected in a manner materially adverse to any Party hereto.

Section 9.8. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void.

Section 9.9. Governing Law. This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware.

Section 9.10. Exclusive Jurisdiction. Each of the Parties (a) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, and (d) consents to service of process being made through the notice procedures set forth in Section 9.5.

Section 9.11. Specific Performance. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any federal court located in the State of Delaware without proof of actual damages or otherwise (and, to the fullest extent permitted by Law, each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.

Section 9.12. Stockholder Representative.

(a) By virtue of the adoption of this Agreement by the Company Stockholder Approval, and without any further action of any of the holders of Company Capital Stock or the Company, Shareholder Representative Services LLC is hereby irrevocably nominated, constituted and appointed as the exclusive representative, agent and true and lawful attorney in fact of holders of Company Capital Stock (the “Stockholder Representative”), with full power of substitution (and, if substituted, the Stockholder Representative will promptly notify Parent and Buyer of such substitution) to act in the name, place and stead of the holders of Company Capital Stock with respect to this Agreement, as the same may be from time to time amended, and with respect to the transactions contemplated hereby, and to do or refrain from doing all such acts and things, and to execute all such documents, as the Stockholder Representative shall deem necessary or appropriate in connection with this Agreement, any agreements contemplated by this Agreement or any of the transactions contemplated hereby or thereby. Without limiting the generality of the foregoing, the Stockholder Representatives is hereby authorized to take all actions on behalf of the holders of Company Capital Stock in connection with any actions taken or to be taken under Section 2.5, Section 2.6 and Article VIII.

(b) All decisions and actions of the Stockholder Representative shall be final, binding and conclusive on the holders of Company Capital Stock and may be relied upon by Parent, Buyer and their Affiliates as the decisions and actions of the holders of Company Capital Stock. The Stockholder Representative shall not be liable to any of the holders of Company Capital Stock for any act done or omitted by the Stockholder Representative in good faith pursuant to this Agreement or any agreement ancillary hereto or any mistake of fact or Law unless caused by the Stockholder Representative’s willful misconduct in the performance of its duties under this Agreement. The holders of shares of Company Capital Stock will indemnify, defend and hold harmless the Stockholder Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Stockholder Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Stockholder Representative, the Stockholder Representative will reimburse the holders of shares of Company Capital Stock the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Stockholder Representative by the holders of shares of Company Capital Stock, any such Representative Losses may be recovered by the Stockholder Representative from (i) the funds in the Stockholder Representative Expense Funds, (ii) the amounts in the Indemnity Escrow Funds and Purchase Price Adjustment Escrow Funds at such time as remaining amounts would otherwise be distributable to the holders of shares of Company Capital Stock, and (iii) from any Milestone Payments at such time as any such amounts would otherwise be distributable to the holders of shares of Company Capital Stock; provided, that while this section allows the Stockholder Representative to be paid from the aforementioned sources of funds, this does not relieve the holders of shares of Company Capital Stock from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Stockholder Representative from seeking any remedies available to it at law or otherwise. In no event will the Stockholder Representative be required to advance its own funds on behalf of the holders of shares of Company Capital Stock or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of the holders of shares of Company Capital Stock set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Stockholder Representative under this Section. The foregoing indemnities will survive the Closing, the resignation or removal of the Stockholder Representative or the termination of this Agreement. In taking any action or refraining from taking any action whatsoever the Stockholder Representative shall be protected in relying upon any notice, paper or other document reasonably believed by it to be genuine, or upon any evidence reasonably deemed by it to be sufficient. The Stockholder Representative may consult with counsel in connection with its duties and shall be fully protected in any act taken, suffered or permitted by it in good faith in accordance with the advice of counsel.

(c) The holders of shares of Company Capital Stock will not receive any interest or earnings on the Stockholder Representative Expense Funds and irrevocably transfer and assign to the Stockholder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Stockholder Representative will not be liable for any loss of principal of the Stockholder Representative Expense Funds other than as a result of its gross negligence or willful misconduct. The Stockholder Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. For tax purposes, the Stockholder Representative Expense Funds will be treated as having been received and voluntarily set aside by the Company’s shareholders at the time of Closing. If there are any Stockholder Representative Expense Funds remaining following the payment by the Stockholder Representative of all costs and expenses that may be reasonably expected to be incurred by the Stockholder Representative, in its capacity as such, in connection the transactions contemplated by this Agreement, at such time the Stockholder Representative shall deposit (a) with the Paying Agent an amount equal to the aggregate Stockholder Representative Unused Funds Per Share Payment owed, with respect to all shares of Company Capital Stock, to the former holders of shares of Company Capital Stock and (b) with the Surviving Corporation an amount equal to the aggregate Stockholder Representative Unused Funds Per Share Payment owed, with respect to all Company Options, to the former holders of Company Options. The Paying Agent shall promptly disburse the funds received pursuant to this Section 9.12(c) to the former holders of Company Capital Stock and the Company shall promptly disburse, through the Company’s payroll (or by check for any holder who is not a current employee of the Company), the funds received pursuant to this Section 9.12(c) to the former holders of Company Options, in each case in accordance with Article II.

Section 9.13. Legal Representation

(a) Wilson Sonsini Goodrich & Rosati (“WSGR”) has acted as counsel for the securityholders, the Company (prior to and including the Effective Time) and the Stockholder Representative (collectively, the “Company Parties”) in connection with the transaction documents and the transactions contemplated hereby and thereby (the “Acquisition Engagement”) and, in that connection, not as counsel for any other Person, including, without limitation, Parent, Buyer or any of its Affiliates (including the Surviving Corporation). Only the Company Parties shall be considered clients of WSGR in the Acquisition Engagement. If the Stockholder Representative so desires, WSGR shall be permitted, without the need for any future waiver or consent, to represent any of the securityholders or the Stockholder Representative after the Closing in connection with any matter related to the matters contemplated by any of the transaction documents or any disagreement or dispute relating thereto and may in connection therewith represent the Representatives or Affiliates of the securityholders and the Stockholder Representative, in any of the foregoing cases including, without limitation, in any action, dispute, litigation or other adversary proceeding against, with or involving Parent, Buyer, the Surviving Corporation or any of their Representatives or Affiliates.

(b) To the extent that communications between a Company Party, on the one hand, and WSGR, on the other hand, relate to the Acquisition Engagement, such communication shall be deemed to be attorney-client confidences that belong solely to the Stockholder Representative, for and on behalf of the secuityholders. Neither Parent nor any of its Affiliates, including the Buyer and Surviving Corporation, shall have access to (and Parent hereby waives, on behalf of each, any right of access it may otherwise have with respect to) any such communications or the files or work product of WSGR, to the extent that they relate to the Acquisition Engagement, whether or not the Closing occurs. Without limiting the generality of the foregoing, Parent acknowledges and agrees, for itself and on behalf of its Affiliates, including the Surviving Corporation, upon and after the Closing: (i) the Stockholder Representative, for and on behalf of the securityholders, and WSGR shall be the sole holders of the attorney-client privilege of the Company Parties with respect to the Acquisition Engagement, and neither Parent nor any of its Affiliates, including the Buyer and the Surviving Corporation, shall be a holder thereof; (ii) to the extent that files or work product of WSGR in respect of the Acquisition Engagement constitute property of a client of WSGR, only the Stockholder Representative, for and on behalf of the securityholders, shall hold such property rights of any Company Parties and have the right to waive or modify such property rights; and (iii) WSGR shall have no duty whatsoever to reveal or disclose any such attorney-client communications, files or work product to Parent or any of its Affiliates, including the Buyer and the Surviving Corporation, by reason of any attorney-client relationship between WSGR and the Company Parties or otherwise; provided that, to the extent any communication is both related and unrelated to the Acquisition Engagement, WSGR shall provide (and the Stockholder Representative, for and on behalf of the other Company Parties, shall instruct WSGR to provide) appropriately redacted versions of such communications, files or work product to Parent or its Affiliates, including the Buyer and the Surviving Corporation. Notwithstanding the foregoing, in the event that a dispute arises between any of Parent, Buyer or the Surviving Corporation or their Affiliates, on the one hand, and any of the secuityholders or the Stockholder Representative, on the other hand, concerning the matters contemplated in any of the transaction documents, Parent, for itself and on behalf of its Affiliates and the Buyer, Surviving Corporation and its Affiliates, agrees that Parent, Buyer, the Surviving Corporation and their Affiliates shall not offer into evidence or otherwise attempt to use or assert the foregoing attorney-client communications, files or work product against the Stockholder Representative or the securityholders.

(c) Without limitation of the foregoing, any other communication between a Company Party, on the one hand, and any Representative of a Company Party (other than WSGR) or any other third person (other than Parent and its Affiliates), prior to the Closing and relating to the Acquisition Engagement shall be deemed confidential information of the securityholders, and from and after the Closing, such communications shall be deemed to be confidential information that belong solely to the Stockholder Representative, for and on behalf of the securityholders. Prior to the Closing, the Company shall be entitled to transfer possession of such communications (including any tangible and intangible copies of such communications) to the Stockholder Representative. Notwithstanding the foregoing, in the event that a dispute arises between any of Parent, Buyer or the Surviving Corporation or their Affiliates, on the one hand, and any of the securityholders or the Stockholder Representative, on the other hand, concerning the matters contemplated in any of the transaction documents Parent, for itself and on behalf of its Affiliates and the Buyer, the Surviving Corporation and its Affiliates, agrees that Parent, the Buyer the Surviving Corporation and their Affiliates shall not offer into evidence or otherwise attempt to use or assert the foregoing communications against the Stockholder Representative or the securityholders.

Section 9.14. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties (including by facsimile or via portable document format (.pdf)), it being understood that all Parties need not sign the same counterpart.

Section 9.15. Interpretation. The words “include,” “includes,” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Parent Disclosure Letter and the Company Disclosure Letter. The word “will” shall be construed to have the same meaning and effect as the word “shall.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The Company Disclosure Letter and the Parent Disclosure Letter are hereby incorporated in and made a part of this Agreement as if set forth in full herein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract, instrument or Law defined or referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented in a manner consistent with this Agreement, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. This Agreement is the product of negotiations by the Parties having the assistance of counsel and other advisers. It is the intention of the Parties that this Agreement not be construed more strictly with regard to one Party than with regard to the others. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 9.16. Definitions. The following terms and those set forth in the Index of Defined Terms shall have the meanings specified in this Section 9.15 or on the corresponding page number of the Index of Defined Terms:

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, Controls, is controlled by, or is under common control with, such first Person.

“Advisor Fees” means payment due to J.P. Morgan pursuant to the Engagement Letter between J.P. Morgan and the Company dated August 31, 2017

“Business Day” means any day except a Saturday, a Sunday or other day on which banking institutions in the New York, New York are authorized or required by Law to be closed.

“Cash” means (1) cash and cash equivalents, including (x) any uncleared checks, drafts, other instruments immediately convertible to cash or wires that are not yet credited to the account of the Company or the Company Subsidiaries (minus any outstanding checks written by the Company or the Company Subsidiaries (but not yet cashed)), and (y) cash held in blocked accounts, cash management accounts, cash collateral accounts and reserve or escrow accounts, and (2) marketable securities, in each case of (1) and (2), as determined in accordance with GAAP as applied in a manner consistent with the accounting practices and methodology used in preparing the Financial Statements.

“Change of Control” means (i) a merger or consolidation or sale of voting securities of Parent (or the Surviving Corporation) in a transaction or series of related transactions that results in more than 50% of the total voting power of all voting securities of Parent (or the Surviving Corporation) or the surviving, resulting or parent entity in such transaction or series of related transactions that are outstanding immediately after the consummation thereof being held by Persons other than those Persons that (individually or collectively) held 50% of the voting securities of Parent (or the Surviving Corporation) immediately prior to the consummation thereof, (ii) a sale or other disposition of all or substantially all of the assets or voting securities of Parent (or the Surviving Corporation) to any Person (other than an Affiliate of Parent (or the Surviving Corporation)) in a transaction or series of related transactions or (iii) a sale, license, transfer or other disposition, directly or indirectly, to any Person (other than an Affiliate of Parent) of a majority of all of the assets or rights (measured on either a fair market value or book value basis) that currently comprise the Company Business or the Products in a transaction or series of related transactions.

“Charter Amendment” means an amendment to the Company’s certificate of incorporation permitting automatic conversion into Common Stock of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock or Series D Preferred Stock upon the date specified by written consent or agreement of the holders of majority of the outstanding shares of such series of Company Preferred Stock, voting together as a single class on an as-converted basis.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, including multiemployer plans (within the meaning of Section 3(37) of ERISA), and each other stock grant, stock purchase, stock option, restricted stock, other equity or equity-related, severance, employment, consulting, change-in-control, retention, fringe benefit, loan, collective bargaining, bonus, incentive, sabbatical, medical, dental, vision, disability, cafeteria benefit, dependent care, welfare benefit, life insurance or accident insurance, retirement, supplemental retirement, deferred compensation or other compensation or benefit plan, agreement, program, policy or arrangement, currently sponsored, maintained, entered into or contributed to (or required to be contributed to) by the Company or any of its ERISA Affiliates, or to which the Company or any of its ERISA Affiliates is a party, whether written or oral, for the benefit of any current or former Company Employee (including their dependents or beneficiaries) or with respect to which the Company or any of its ERISA Affiliates has any liability (contingent or otherwise).

“Company Business” means the business of developing, producing, marketing and selling the Products.

“Commercially Reasonable Efforts” means the expenditure of efforts and resources, consistent with the usual practice of Parent (together with its Affiliates), with respect to marketing, sales and development of its other important products of similar market potential being actively and diligently marketed and sold by Parent (together with its Affiliates), including using commercially reasonable efforts to expand, retain and incentivize the United States sales workforce of the Company, in each case taking into account the circumstances at the time, (x) including: (a) the competitiveness of alternative products sold by third parties in the marketplace; and (b) the profitability of product, but (y) excluding (i) payments made or to be made pursuant to this Agreement and (ii) efforts, resources, sales or profitability of any Competing Products owned, marketed or sold by Parent or its Affiliates.

“Company Board” means the Board of Directors of the Company.

“Company Common Stock” means the Company’s common stock, par value $0.01 per share.

“Company Employee” means any employee, consultant or director of the Company or any of the Company Subsidiaries.

“Company Material Adverse Effect” means any event, change, condition, occurrence or effect that, individually or in the aggregate with all other events, changes, conditions, occurrences or effects, (x) has had or would reasonably be expected to have a material adverse effect on the business or operations of the Company and the Company Subsidiaries, taken as a whole, or (y) that prevents or materially delays or materially impairs, or that would reasonably be expected to prevent, materially delay or materially impair, the Company’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis by the Outside Date, provided, that in determining whether a Company Material Adverse Effect has occurred pursuant to clause (x) above, no event, change, condition, occurrence or effect resulting from any of the following shall be deemed to be or taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any event, change, condition, occurrence or effect in or affecting financial, economic, social or political conditions generally or the securities, credit or financial markets in general, including interest rates or exchange rates, or any changes therein, in the United States or other countries in which the Company or any of the Company Subsidiaries conduct operations, (b) any change, event or development generally affecting the industries in which the Company or any of the Company Subsidiaries operate, (c) any adoption, implementation, proposal or change after the date hereof in any applicable Law or GAAP or interpretation of any of the foregoing, (d) the commencement, occurrence, continuation or escalation of any war, armed hostilities or acts of terrorism, (e) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity, (f) the entry into or the announcement, pendency or performance of this Agreement or the transactions contemplated hereby or the consummation of any transactions contemplated hereby, and (g) the failure of the Company or any Company Subsidiary to meet any internal or public projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period ending on or after the date of this Agreement; provided, however, that the exception in this clause (g) shall not prevent the underlying facts giving rise or contributing to such failure, if not otherwise excluded from the definition of Company Material Adverse Effect, from being taken into account in determining whether a Company Material Adverse Effect has occurred; provided further that with respect to clauses (a), (b), (c) and (d), such events, changes, conditions, occurrences or effects shall be taken into account to the extent they disproportionately adversely affect the Company and the Company Subsidiaries, taken as a whole, compared to other companies operating in the industry in which the Company and the Company Subsidiaries operate.

“Company Option” means any option to purchase shares of Company Common Stock granted under any Company Benefit Plan.

“Company Stockholder Approval” means the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Capital Stock, voting on an as converted basis and the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Preferred Stock, voting together as a class.

“Company Subsidiary” means a Subsidiary of the Company.

“Company Warrant” means Series A Warrants and Series C Warrants.

“Competing Product” means any product intended as a therapy for treatment of benign prostatic hyperplasia other than Gel-Bead embolization spheres (and any product that is a modification or derivative thereof).

“Confidentiality Agreement” means the confidentiality agreement, dated April 27, 2017 between Parent and the Company, as the same may be further amended, supplemented or otherwise modified by the Parties.

“Constituent Documents” means, with respect to any Person, the charter, the certificate or articles of incorporation or formation, bylaws, limited liability company or operating agreement or comparable organizational documents of such Person, as the same may be amended, supplemented or otherwise modified from time to time.

“Contract” means any note, bond, debenture, mortgage, indenture, deed of trust, license, lease, agreement or other contract, agreement, commitment, instrument or obligation, in each case, including all amendments, supplements or other modifications thereto.

“Control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

“Credit Facilities” means (a) the Term Loan Agreement, dated as of March 24, 2014 as amended from time to time, by and among Capital Royalty Partners II L.P., Capital Royalty Partners II – Parallel Fund “A” L.P., Parallel Investment Opportunities Partners II L.P., the Company and the other parties thereto and (b) the Loan and Security Agreement, dated as of July 10, 2015 as amended from time to time, by and among Comerica Bank, the Company and the other parties thereto.

“Current Assets” means those current assets of the Company and the Company Subsidiaries set forth on Exhibit E (which shall exclude any deferred Tax assets and Cash), in all cases as determined in accordance with GAAP as applied in a manner consistent with the accounting practices and methodology used in preparing the Audited Financial Statements.

“Current Liabilities” means those current liabilities of the Company and the Company Subsidiaries set forth on Exhibit E (which shall exclude any deferred Tax liabilities, the current portion of any Indebtedness and accrued interest on any Indebtedness) in all cases determined in accordance with GAAP as applied in a manner consistent with the accounting practices and methodology used in preparing the Audited Financial Statements.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, each trade or business, whether or not incorporated, that, together with such Person, would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA or Section 414 of the Code.

“Escrow Agreement” means the escrow agreement between the Escrow Agent, Parent and the Stockholder Representative in substantially the form attached hereto as Exhibit C.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the related rules and regulations promulgated thereunder.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Entity” means, anywhere in the world, any supranational, national, federal, state, provincial, municipal, local or foreign government, governmental or quasi-governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, arbitral body or other tribunal.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“Indebtedness” means, as to any Person (i) the outstanding principal amount of indebtedness of such Person for borrowed money (including in respect of any credit card obligations) plus any accrued interest thereon, secured or unsecured, or in respect of loans, (ii) the outstanding principal amount of indebtedness of such Person evidenced by notes, bonds, debentures or similar instruments, plus any accrued interest thereon, (iii) all obligations of such Person with respect to surety bonds, letters of credit or similar facilities (in each case, only to the extent drawn), (iv) the liability of such Person under any interest rate, currency or other swap or hedge agreement or similar transactions to terminate or unwind such agreement or transaction (with any amounts that would be paid to such Person in connection with such termination or unwinding to reduce the amount of Indebtedness of such Person), (v) all capitalized lease obligations of such Person, (vi) all obligations of such Person for deferred purchase price of property, assets or services or for earn-outs, holdbacks of purchase price or other similar obligations, (vii) any prepayment penalties, breakage costs and expenses and make-whole premiums which are due at the Closing, under any Indebtedness set forth in the other clauses of this definition, as a result of the consummation of the transactions contemplated by this Agreement and (viii) direct or indirect guarantees of any of the foregoing of any other Person. For the avoidance of doubt, “Indebtedness” does not include any intercompany indebtedness between or among the Company and any Company Subsidiaries (or between or among any Company Subsidiaries) or any ordinary course trade payables that are not over 60 days past due or being disputed in good faith.

“Intellectual Property” means all worldwide intellectual and industrial property rights, including all (i) patents, patent applications and inventions, (ii) trademarks, service marks, corporate names, trade names, domain names, social and mobile media identifiers, logos, trade dress, design rights, and other designations of source or origin, together with the goodwill symbolized by any of the foregoing, (iii) copyrights, (iv) trade secrets, know-how, technology, methods, processes, algorithms and confidential information, (v) artists’ and performers’ rights, including rights of performance, publicity, attribution and integrity, and (vi) all applications, registrations, renewals, continuations, continuations-in-part, divisionals, reissues, re-examinations, extensions and foreign counterparts of any of the foregoing.

“Knowledge” means the actual knowledge of (a) with respect to the Company, the persons set forth in Section 9.15(a) of the Company Disclosure Letter and (b) with respect to Parent, Buyer and Merger Sub, the officers and directors of Parent, Buyer and Merger Sub, as applicable, in each case as of the date of this Agreement.

“Laws” means any United States, federal, state or local or any foreign law (in each case, statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, statute, regulation or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by a Governmental Entity.

“Lien” means any lien (statutory or otherwise), pledge, hypothecation, mortgage, charge, encumbrance, or security interest of any kind or nature whatsoever, but excluding any Intellectual Property licenses granted or to be granted to third parties.

“Loss” means, for any Person, any and all losses, liabilities, damages, claims, awards, judgments, amounts paid in settlement, costs, Taxes, interest, penalties and expenses (including reasonable attorneys’ fees and fees of other advisors) suffered or incurred by such Person,.

“Materials of Environmental Concern” means any pollutant, contaminant, hazardous or toxic substance or waste, or terms of similar meaning defined or regulated as such under, and any other substance for which liability can be imposed pursuant to, any Environmental Law, including any petroleum or petroleum-containing products, asbestos, asbestos containing materials, urea-formaldehyde insulation, radioactivity, polychlorinated biphenyls, and toxic molds.

“Milestone Payment” means the 2018 Initial Milestone Payment, the Milestone 1 Payment, the Milestone 2 Payment, the Milestone 3 Payment and/or the Milestone Delay Payment, as applicable.

“Net Sales” means the gross sales revenue, determined in accordance with GAAP, from sales of the Products by the Company or an Affiliate or licensee thereof, less returns, allowances for returns, cash discounts, rebates and fees paid or payable to any general purchasing organization to the extent such fees are in amounts customary in the trade and actually paid in the ordinary course of business consistent with the past practices of Parent and its Affiliates.

“Net Working Capital” means Current Assets minus Current Liabilities. For the avoidance of doubt, Net Working Capital shall not include or be calculated to take into account Cash, Indebtedness or Transaction Expenses.

“Order” means any order, writ, injunction, decree, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Parent Material Adverse Effect” means any event, change, condition, occurrence or effect that, individually or in the aggregate with all other events, changes, conditions, occurrences or effects, (x) has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (y) that prevents or materially delays or materially impairs, or that would reasonably be expected to prevent, materially delay or materially impair, Parent’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis by the Outside Date; provided, that in determining whether a Parent Material Adverse Effect has occurred pursuant to clause (x) above, no event, change, condition, occurrence or effect resulting from any of the following shall be deemed to be or taken into account in determining whether there has been or will be, a “Parent Material Adverse Effect”: (a) any event, change, condition, occurrence or effect in or affecting financial, economic, social or political conditions generally or the securities, credit or financial markets in general, including interest rates or exchange rates, or any changes therein, in the United States or other countries in which Parent or any of its Subsidiaries conduct operations, (b) any change, event or development generally affecting the industries in which Parent or any of its Subsidiaries operate, (c) any adoption, implementation, proposal or change after the date hereof in any applicable Law or GAAP or interpretation of any of the foregoing, (d) the commencement, occurrence, continuation or escalation of any war, armed hostilities or acts of terrorism, (e) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity, (f) the entry into or the announcement, pendency or performance of this Agreement or the transactions contemplated hereby or the consummation of any transactions contemplated hereby, and (g) the failure of Parent or any of its Subsidiaries to meet any internal or public projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period ending on or after the date of this Agreement; provided, however, that the exception in this clause (g) shall not prevent the underlying facts giving rise or contributing to such failure, if not otherwise excluded from the definition of Parent or any of its Subsidiaries, from being taken into account in determining whether a Company Material Adverse Effect has occurred; provided, further that with respect to clauses (a), (b), (c) and (d), such events, changes, conditions, occurrences or effects shall be taken into account to the extent they disproportionately adversely affect the Parent and its Subsidiaries, taken as a whole, compared to other companies operating in the industries in which Parent and its Subsidiaries operate.

“Permit” means any governmental license, permit, certificate, approval or authorization.

“Permitted Lien” means (i) any Lien for Taxes not yet delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established to the extent required by GAAP, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens, including statutory liens, in each case incurred in the ordinary course of business to secure claims which are not yet delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) statutory landlords’ Liens and Liens granted to landlords under any lease Liens representing any interest or title of a lessors, licensor, sublessor, or sublicensor under any lease, sublease, license or sublicense, (v) any purchase money security interests, equipment leases or similar financing arrangements, (vi) Liens or encumbrances imposed on the underlying fee interest in real property subject to a Lease, (vii) leases, subleases, licenses, and sublicenses, in each case, granted in the ordinary course of business, (viii) Liens in favor of customs and revenue authorities arising as a matter of law, (ix) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other similar obligations, and (x) Liens securing overdraft and related liabilities arising from treasury, cash management, or depository services or automated clearinghouse funds transfers.

“Person” means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof, and for the avoidance of doubt shall include any “group” (as set forth in Section 13(d)(3) of the Exchange Act) of Persons.

“Proceeding” means any suit, action, proceeding, arbitration, mediation, audit, hearing, inquiry commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Product” means any product (i) marketed, manufactured, created, distributed or sold by or on behalf of the Company or any Company Subsidiary as of the Effective Time, including the UroLift System and UroLift 2, and (ii) that is a modification or derivative of a product contemplated by clause (i), or that would otherwise infringe on the Intellectual Property of the Company as of the Closing Date.

“Representatives” means, with respect to any Person, such Person’s and its Affiliates officers, agents, employees, consultants, professional advisers (including attorneys, accountants and financial advisors) and debt financing sources.

“Securities Act” means the Securities Act of 1933, as amended, and the related rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to any Person, any other corporation, partnership, joint venture, limited liability company or any other entity (i) of which such first Person or a Subsidiary of such first Person is a general partner or managing member or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or Persons performing similar functions with respect to such entity is directly or indirectly owned or controlled by such first Person and/or one or more Subsidiaries thereof.

“Target Working Capital Range” means $19,500,000 to $21,000,000.

“Tax Return” means any report, return, document, declaration or other information or filing that is filed or required to be filed with respect to Taxes (whether or not a payment is required to be made with respect to such filing), including, without limitation, information returns, declarations of estimated Taxes, amended returns or claims for refunds (and any attachments thereto).

“Taxes” means any and all federal, state, local, foreign or other taxes, charges, fees, levies, or other assessments of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including any income, franchises, windfall or other profits, gross receipts, property, capital, sales, use, transfer, registration, property, inventory, license, capital stock, payroll, employment, unemployment, social security, workers’ compensation, severance, stamp, customs, duties, occupation, premium or net worth, excise, withholding, ad valorem, value added, estimated or other tax, charge, fee, levy, or other assessments of any kind.

“Transaction Expenses” means the following fees and expenses of the Company and the Company Subsidiaries incurred in connection with this Agreement and the transactions contemplated hereby (and any discussions, negotiations and other preparation with respect to the sale of the Company or initial public offering of the Company): (a) fees and expenses of investment bankers, attorneys, accountants and other consultants, advisors and agents in connection with this Agreement and the transactions contemplated hereby (and any discussions, negotiations and other preparation with respect to the sale or initial public offering of the Company) including Advisor Fees, (b) all amounts payable as a result of the consummation of the transactions contemplated by this Agreement pursuant to any change in control, transaction or similar bonuses or retention agreements or arrangements to any current or former employee, director, officer, agent or independent consultant of the Company or any of its Subsidiaries, solely to the extent that such amounts are or become due or payable on or prior to the Effective Time and expressly excluding any “double-trigger” payments, (c) 50% of any transfer Taxes arising out of or resulting from the transactions contemplated by this Agreement, and (d) $750,000 of any Transaction Payroll Taxes.

“Transaction Payroll Taxes” means the employer portion of any payroll or employment Taxes incurred in connection with any change in control, transaction or similar bonuses, cash out or other settlement of Company Options, and any other compensatory payments made in connection with the transactions contemplated by this Agreement.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 and any similar “mass layoff” or “plant closing” Laws, or other Laws requiring advance notice of termination of employment and/or payments to affected employees.

“Warrant Termination Agreement” means a Warrant Termination Agreement in the form set forth in Exhibit F between a holder of Company Warrants and the Company.

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IN WITNESS WHEREOF, Parent, Buyer, Merger Sub, the Company and the Stockholder Representative have caused this Agreement to be duly executed, all as of the date first written above.

TELEFLEX INCORPORATED

By:	/s/ Liam Kelly
Name:	Liam Kelly
Title:	President and Chief Operating Officer

TELEFLEX UROLOGY LIMITED

By:	/s/ Gerard McCaffrey
Name:	Gerard McCaffrey
Title:	Director

NAPLES MERGER SUB INC.

By:	/s/ James J. Leyden
Name:	James J. Leyden
Title:	Secretary

NEOTRACT, INC.

By:	/s/ David R. Amerson
Name:	David R. Amerson
Title:	President and Chief Executive Officer

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Stockholder Representative

By:	/s/ Sam Riffe
Name:	Sam Riffe
Title:	Executive Director

[Signature Page to Merger Agreement]